                                              Filed Pursuant to Rule 424(b)(4)
                                                    Registration No. 333-49815

PROSPECTUS

                                7,000,000 SHARES

                                   [PGA LOGO]

                        PERSONNEL GROUP OF AMERICA, INC.
                                  COMMON STOCK
                               ------------------

     All of the shares of Common Stock offered hereby (the "Offering") are being sold by Personnel Group of America, Inc. ("PGA" or the "Company").

     The Company's Common Stock is traded on the New York Stock Exchange under the symbol "PGA." On May 13, 1998, the last reported sale price of the Company's Common Stock on the New York Stock Exchange was $20 per share.
                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

================================================================================================================
                                                                       UNDERWRITING
                                                 PRICE TO             DISCOUNTS AND            PROCEEDS TO
                                                  PUBLIC              COMMISSIONS(1)            COMPANY(2)
----------------------------------------------------------------------------------------------------------------
Per Share                                         $20.00                  $0.85                   $19.15
----------------------------------------------------------------------------------------------------------------
Total(3)                                       $140,000,000             $5,950,000             $134,050,000
================================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $700,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 1,050,000 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $161,000,000, $6,842,500 and $154,157,500, respectively.
                               ------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about May 19, 1998 at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                               ------------------

SALOMON SMITH BARNEY
         NATIONSBANC MONTGOMERY SECURITIES LLC
                   J.C. BRADFORD & CO.
                            THE ROBINSON-HUMPHREY COMPANY
                                     CLEARY GULL REILAND & MCDEVITT INC.
May 13, 1998

                    [A map of the United States showing the
                   Company's Service locations appears here.]

                               ------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary does not purport to be complete and is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. All references to the "Company" or "PGA" refer to Personnel Group of America, Inc. and, where appropriate, its subsidiaries and their respective operations, and include the Company's predecessors. The Company's fiscal year ends on the Sunday nearest December 31 and fiscal quarters end on the Sunday nearest to the end of the respective calendar quarter. Unless otherwise indicated, all information presented for any period on a pro forma basis reflects all acquisitions occurring during or subsequent to such period as if such transactions had occurred on the first day of such period, and all pro forma information presented as of a specific date reflects all subsequent acquisitions as if they had occurred as of such date. Unless otherwise indicated, the information in this Prospectus (i) assumes that the Underwriters' over-allotment option will not be exercised and (ii) has been adjusted to give effect to a two-for-one stock split of the Common Stock effected as a stock dividend on March 30, 1998.

                                  THE COMPANY

     Personnel Group of America, Inc. is a leading provider of information technology and commercial staffing services. The Company's staffing services include temporary staffing, placement of full-time employees, on-site management of temporary employees, training and testing of temporary and permanent workers and information technology consulting. At May 11, 1998, the Company operated through a network of 138 offices in 25 states and the District of Columbia. For the year ended December 28, 1997, on a pro forma basis, the Company had revenues of approximately $690.5 million.

     The Company has grown by increasing revenues of existing operations and by making selected acquisitions. Since its initial public offering in September 1995, PGA has acquired 31 operating companies. With the sale of its healthcare division on December 26, 1997, the Company exited the highly regulated, low growth healthcare staffing sector and completed a transformation begun in May 1996 when the Company committed to enter the high growth, high margin information technology services business. For the year ended December 28, 1997, on a pro forma basis, the Information Technology Division accounted for approximately 53% of the Company's revenues. Through strategic acquisitions, the Company has (i) become a leading provider of information technology staffing services in selected markets, (ii) strengthened and broadened the market coverage of its commercial staffing services, (iii) developed multiple cross-selling opportunities between the Company's Information Technology and Commercial Staffing Divisions in several target geographic markets, (iv) established a significant presence in certain key geographic regions of the country and (v) diversified its operations both geographically and operationally. By reallocating to the Information Technology and Commercial Staffing Divisions economic and other resources previously committed to the healthcare division, PGA intends to accelerate its growth, both internally and through acquisitions.

     The Information Technology Division is comprised of 14 companies that offer information technology professionals and consulting services in a range of computer-related disciplines. The Information Technology Division provides skilled personnel, such as programmers, systems designers, LAN administrators, systems integrators, helpdesk staff and other technology specialists to a wide variety of clients, typically on an as-needed time and materials basis. The Commercial Staffing Division is comprised of 25 companies that offer a wide variety of temporary office and clerical services to more than 10,000 organizations nationwide. The Commercial Staffing Division provides temporary personnel who perform general office and administrative services, word processing and desktop publishing, office automation, records management, telemarketing and other staffing services. The Commercial Staffing Division also provides light technical and light industrial services to its customers, but these services account for a small portion of the division's total revenues.

Industry Overview

     The staffing services industry has grown rapidly over the past decade. According to the National Association of Temporary Staffing Services ("NATSS"), the U.S. market for temporary staffing services grew at a compound annual rate of approximately 16.3% from approximately $20.5 billion in 1991 to approximately $43.6 billion in 1996. According to NATSS, studies have shown that more than 90% of all businesses use temporary staffing services. The use of temporary personnel has become widely accepted as a valuable tool for managing personnel costs, supplementing permanent workforces and meeting specialized or fluctuating employment requirements. In addition to the general trends affecting the staffing services industry, the information technology sector in particular has experienced strong growth as businesses have become increasingly dependent on the use of computer information technology and increasingly willing to outsource the related staffing needs to implement and operate information systems on a variable-cost basis. According to INPUT, revenue from information technology professional services has grown from $27.2 billion in 1995 to an estimated $37.1 billion in 1997, representing a compound annual growth rate of 16.8%.

Business Strategy

     The Company's objective is to be a premier provider of information technology and commercial staffing services and the employer of choice in all of its markets. The Company's strategy includes the following key elements:

        - Enhance Internal Growth. The Company plans to expand its existing businesses by maintaining its decentralized management structure, focusing on local and regional markets, attracting and retaining qualified management and other personnel and emphasizing customer service. Each of the Company's offices does business under established local brand names, most of which have been continuously in use for more than 16 years. The Company intends to continue building on the strong reputations of these local brand names in their markets while leveraging the sophisticated support services and lower cost structures of a national provider. The Company's clients are primarily local and regional, including substantial accounts with local and regional offices of Fortune 500 companies. The Company generally does not seek or compete for national contracts, which typically yield lower gross margins than locally awarded contracts. The Company believes that well-established local providers in many cases have a competitive marketing advantage over national providers because they have developed a strong presence in their markets and have tailored their operations to meet local client needs. As a result of its established community presence, quality-oriented culture, positive work environment and its management and personnel selection and recruiting processes, the Company has generally experienced long-term tenure of local management and continuity in client relationships, with the average tenure of local management at the operating companies being greater than 13 years. The Company strives to provide the highest quality customer services in part through information systems designed to match a candidate's work history, skills and personal attributes with customer requirements and through extensive quality assurance programs.

        - Leverage Existing Infrastructure. The Company's organizational structure allows the Company to leverage the costs associated with centralized billing and payroll functions, workers' compensation liability and technology development, as well as the costs of analyzing and complying with state and federal regulations, over a large number of temporary employees and clients. The clustering of offices in key markets also permits common regional management and facilitates cross-marketing opportunities.

        - Make Selected Acquisitions. The Company seeks acquisitions of market leading companies that will expand the geographic scope of its Information Technology and Commercial Staffing Divisions, strengthen its professional services and introduce new specialty services to its business mix. Management believes that the Company's strong reputation and decentralized management philosophy, as well as its emphasis on preserving local brand identity, facilitate its efforts to acquire independent staffing businesses seeking an alliance with a national company. PGA has demonstrated its ability to increase the revenues and cash flow of an acquired company by providing many of the sophisticated systems, marketing programs and the immediate benefits of purchasing power of a national company while, at the same time, capitalizing on the acquired firm's significant brand identity and established customer relationships in specific local market areas. The Company uses an acquisition profile in selecting attractive acquisition candidates and applies a disciplined approach to the acquisition process.

                              RECENT DEVELOPMENTS

  Recent Acquisitions

     Since December 28, 1997, the Company has completed the acquisition of three information technology companies and five commercial staffing businesses. The 1997 revenues of the information technology companies acquired in 1998 were $65.4 million, and the 1997 revenues of the commercial staffing companies acquired in 1998 were $79.1 million. Although PGA regularly evaluates acquisition opportunities, the Company currently has no definitive agreements with respect to any future material acquisitions.

  Expansion of Credit Facility

     On March 17, 1998, the Company's revolving credit facility (the "Credit Facility") was increased from $125.0 million to $200.0 million.

  Two-for-one Stock Split

     On March 30, 1998, the Company completed a two-for-one split of its Common Stock effected as a stock dividend.

                                  THE OFFERING

Common Stock offered hereby.........     7,000,000 shares

Common Stock to be outstanding after
the Offering........................     31,946,096 shares(1)

Use of Proceeds.....................     To repay indebtedness

New York Stock Exchange Symbol......     PGA
---------------

(1) Based on the number of shares of Common Stock outstanding as of May 11, 1998. Excludes, as of that date, (i) 2,326,190 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $12.80 per share, (ii) approximately 2,415,724 additional shares reserved for issuance under the Company's 1995 Equity Participation Plan and 1997 Employee Stock Purchase Plan and (iii) 6,456,140 shares of Common Stock reserved for issuance upon conversion of the Company's outstanding convertible subordinated notes at a conversion price of $17.81 per share. See "Description of Capital Stock -- Stock Option Plan," "-- Employee Stock Purchase Plan" and Notes 10 and 11 of Notes to Consolidated Financial Statements.

       SUMMARY CONSOLIDATED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA
                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              FISCAL YEAR
                                  -------------------------------------------------------------------
                                                                                       1997
                                                                              -----------------------
                                    1993       1994       1995       1996      ACTUAL    PRO FORMA(1)
                                  --------   --------   --------   --------   --------   ------------
                                                                                         (UNAUDITED)
STATEMENT OF INCOME DATA:
Revenues........................  $107,386   $125,822   $143,243   $243,608   $475,620     $690,529
Direct cost of services.........    84,310     99,948    109,755    186,338    349,616      497,285
                                  --------   --------   --------   --------   --------     --------
Gross profit....................    23,076     25,874     33,488     57,270    126,004      193,244
Selling, general and
  administrative................    17,642     19,426     24,568     38,454     79,216      119,744
Depreciation and amortization...     1,528      1,498      1,149      3,362      9,037       14,904
                                  --------   --------   --------   --------   --------     --------
Operating income................     3,906      4,950      7,771     15,454     37,751       58,596
Interest expense................        --         --        159      1,155      6,951       10,747
                                  --------   --------   --------   --------   --------     --------
Income from continuing
  operations before income
  taxes.........................     3,906      4,950      7,612     14,299     30,800       47,849
Provision for income taxes......     1,716      2,181      3,282      5,995     13,010       20,222
                                  --------   --------   --------   --------   --------     --------
Income from continuing
  operations....................     2,190      2,769      4,330      8,304     17,790       27,627
Income from discontinued
  operations, net of taxes......       346      1,130      2,779      3,213      2,412           --
                                  --------   --------   --------   --------   --------     --------
Net income......................  $  2,536   $  3,899   $  7,109   $ 11,517   $ 20,202     $ 27,627
                                  ========   ========   ========   ========   ========     ========
Income from continuing
  operations per diluted
  share.........................  $     --   $     --   $   0.27   $   0.41   $   0.71     $   0.84
Income from discontinued
  operations per diluted share,
  net of taxes..................        --         --       0.17       0.16       0.09           --
                                  --------   --------   --------   --------   --------     --------
Net income per diluted share....  $     --   $     --   $   0.44   $   0.56   $   0.80     $   0.84
                                  ========   ========   ========   ========   ========     ========
Weighted average diluted shares
  outstanding...................        --         --     16,000     20,432     28,078       35,680
OTHER DATA:
EBITDA(2).......................  $  5,434   $  6,448   $  8,920   $ 18,816   $ 46,788     $ 73,500
EBITDA margin(2)................       5.1%       5.1%       6.2%       7.7%       9.8%        10.6%

                                                                      DECEMBER 28, 1997
                                                         -------------------------------------------
                                                                                       PRO FORMA
                                                          ACTUAL    PRO FORMA(3)   AS ADJUSTED(3)(4)
                                                         --------   ------------   -----------------
                                                                              (UNAUDITED)
BALANCE SHEET DATA:
Working capital........................................  $ 69,090     $ 79,840         $ 79,840
Intangible assets, net.................................   316,413      451,462          451,462
Total assets...........................................   451,309      609,643          609,643
Convertible subordinated notes.........................   115,000      115,000          115,000
Other short-term and long-term debt....................    37,540      176,814           43,464
Shareholders' equity...................................   205,076      214,038          347,388

---------------

(1) Reflects (i) the acquisition of the 13 companies acquired in 1997 and the eight companies acquired in 1998, (ii) the sale of the healthcare division and the application of the net proceeds therefrom to reduce indebtedness and
    (iii) the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds" (assuming a public offering price of $20.00 per share and after deducting underwriting discounts and commissions and offering expenses), in each case as if such transactions had occurred on December 30, 1996.
(2) EBITDA represents earnings from continuing operations before interest expense, taxes and depreciation and amortization. EBITDA margin represents EBITDA as a percentage of revenues. EBITDA and EBITDA margin are included herein because management believes that such data are used by certain investors. However, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles, should not be considered as a substitute for net earnings as an indicator of the Company's operating performance or cash flow as a measure of liquidity, and should be examined in conjunction with the Consolidated Financial Statements of the Company and notes thereto included elsewhere in this Prospectus.
(3) Reflects the acquisition of the eight companies acquired in 1998 and the related increases in borrowings under the Company's Credit Facility, as if such transactions had been completed on such date.
(4) Reflects the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds" (assuming a public offering price of $20.00 per share and after deducting underwriting discounts and commissions and offering expenses).

                                  RISK FACTORS

     Prospective purchasers of the Common Stock should carefully consider the risk factors set forth below, as well as the other information contained in this Prospectus. Certain of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus and information incorporated herein by reference may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or condition of the Company to be materially different from future results, performance or financial condition expressed or implied by any such forward-looking statements. Important factors that could cause the actual results, performance or financial condition of the Company to differ materially from the Company's expectations are disclosed in this Prospectus (the "Cautionary Statements"), including without limitation those statements made in conjunction with any such forward-looking statements in this "Risk Factors" section and otherwise herein. Any such forward-looking statements are expressly qualified in their entirety by the Cautionary Statements.

POSSIBLE ADVERSE EFFECT OF FLUCTUATIONS IN THE GENERAL ECONOMY

     Demand for information technology and commercial staffing services is significantly affected by the general level of economic activity in the country. Companies use temporary staffing services to manage personnel costs and staffing needs due to business fluctuations. When economic activity increases, temporary employees are often added before full-time employees are hired. As economic activity slows, many companies reduce their usage of temporary employees before undertaking layoffs of their regular employees. During expansions, there is intense competition among temporary services firms for qualified temporary personnel. In addition, the Company may experience increased competitive pricing pressures during such periods. There can be no assurance that during periods of increased economic activity and higher general employment levels the Company will be able to recruit and retain sufficient temporary personnel to meet the needs of its clients, or that pricing pressures will not adversely affect the Company's results of operations. Similarly, a slowdown in the economy may result in decreased demand for temporary personnel, which may have an adverse effect on the Company's financial condition and results of operations. During the most recent recession, the Company's operations were adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ABILITY TO ATTRACT AND RETAIN THE SERVICES OF QUALIFIED EMPLOYEES

     The Company's operations depend upon its ability to attract and retain the services of qualified employees who possess the technical skills and experience necessary to meet clients' specific needs. The Company must continually evaluate, upgrade and supplement its staff in each of its markets to keep pace with changing client needs and technologies and to fill new positions. The information technology staffing industry in particular has high turnover rates, and the demand for information technology professionals continues to substantially exceed supply. This trend has resulted in intense competition for information technology professionals, and the Company expects such competition to continue. Certain of the Company's information technology operations recruit internationally under the H-1B visa program, and U.S. immigration policy currently restricts the number of H-1B visas that may be granted in each fiscal year. Certain legislative proposals have been introduced that could have the effect of imposing further restrictions on the H-1B visa program. There can be no assurance that the Company will be able to attract and retain the services of the personnel it requires to conduct its operations successfully or engage additional qualified personnel as it expands its operations. Failure to attract and retain the services of such personnel, or an increase in the Company's turnover rate among its employees, could have a material adverse effect on the Company's business, operating results or financial condition. There can be no assurance that qualified employees, particularly information technology professionals, will continue to be available to the Company in sufficient numbers or on economic terms that are, or will continue to be, acceptable to the Company.

IMPACT OF PRICING PRESSURE AND EMPLOYEE COSTS ON GROSS MARGINS

     Price competition in the staffing services industry is intense in each of the Company's divisions. Pricing pressures from competitors and customers are increasing. In addition, competition for qualified employees has resulted in recent wage increases in certain markets. Although to date the Company generally has been able to pass wage increases on to its customers through higher bill rates, there can be no assurance that the Company will be able to maintain or increase its current gross margins, the reduction of which could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HIGHLY COMPETITIVE MARKET; LIMITED BARRIERS TO ENTRY

     The U.S. staffing services market is highly competitive and highly fragmented, with limited barriers to entry and more than 15,000 offices competing in the industry. The Company competes in national, regional and local markets with full-service and specialized temporary service agencies. While the majority of the Company's competitors are significantly smaller than the Company, a number of large competitors have greater marketing and financial resources than those of the Company. The Company expects that the level of competition will remain high in the future, which could limit the Company's ability to maintain or increase its market share or maintain or increase gross margins, either of which could have a material adverse effect on the Company's financial condition and results of operations.

ABILITY TO CONTROL GROWTH; ACQUISITION RISKS

     The ability of the Company to continue to execute its business strategy will depend on a number of factors, including the availability of working capital, existing and emerging competition and the availability of attractive acquisition opportunities. The Company has acquired 31 companies since its initial public offering in September 1995 (the "IPO") and is seeking new acquisition opportunities. Once integrated, acquisitions may not achieve levels of revenue, profitability or productivity comparable to those of the Company's existing locations or may not otherwise perform as expected. Acquisitions also involve special risks, including risks associated with additional borrowings and resulting leverage, unanticipated liabilities and contingencies, diversion of management attention and possible adverse effects on earnings resulting from increased goodwill amortization, increased interest costs, the issuance of additional securities and difficulties and delays related to the integration of the acquired business. There can be no assurance that the Company will be able to successfully identify additional suitable acquisition candidates, complete additional acquisitions or integrate acquired businesses into its operations. The failure by the Company to complete additional acquisitions or integrate acquired businesses into its operations could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources" and "Business -- Business Strategy -- Make Selected Acquisitions."

INCREASED EMPLOYEE COSTS; WORKERS' COMPENSATION

     Businesses use temporary staffing in part to shift certain employment costs and risks (e.g., workers' compensation and unemployment insurance) to temporary personnel services companies. The Company is responsible for and pays unemployment insurance premiums, workers' compensation and medical and other employer costs for job-related injuries for its temporary employees. The Company's workers' compensation and medical costs are based on the loss and loss adjustment expenses as estimated by an outside administrator. Workers' compensation costs have increased as various states have raised benefit levels and liberalized allowable claims. Unemployment insurance premiums are set annually by the states in which employees perform services and have increased as a result of increased unemployment and the extension of periods for which benefits are available. Historically, the Company has increased fees charged to its clients to absorb increases in unemployment, workers' compensation, medical and other direct costs of services. There can be no assurance, however, that the Company will be able to increase the fees charged to its clients if expenses continue to rise. Any such inability could have a material adverse effect on the Company's financial condition and results of operations. See Notes 7, 8 and 15 of Notes to Consolidated Financial Statements.

INCREASED COSTS FROM GOVERNMENT REGULATION

     The Company is required to pay a number of federal, state and local payroll and related costs, including unemployment taxes and insurance, workers' compensation, FICA and Medicare, for its employees and personnel. Significant increases in the effective rates of any payroll related costs likely would have a material adverse effect upon the Company. The Company's costs could also increase as a result of health care reforms or the possible imposition of additional requirements and restrictions related to the placement of personnel. Federal and state legislative proposals have included provisions extending health insurance benefits to personnel who currently do not receive such benefits. There can be no assurance that the Company will be able to increase the fees charged to its clients in a timely manner and in a sufficient amount to cover increased costs, if any such proposals are adopted. There is also no assurance that the Company will be able to adapt to future regulatory changes made by the Internal Revenue Service, the Department of Labor or other state and federal regulatory agencies. The Company's inability to increase its fees or adapt to future regulatory changes could have a material adverse effect upon the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INDUSTRY RISKS

     Temporary staffing services providers employ and place people generally in the workplaces of other businesses. Attendant risks of such activity include possible claims of discrimination and harassment, employment of illegal aliens, violations of wage and hour requirements, errors and omissions of its temporary employees and, particularly of professionals (e.g., accountants), misuse of client proprietary information, misappropriation of funds, other criminal activity or torts and other similar claims. In some instances the Company, pursuant to written services contracts, has agreed to indemnify clients against some or all of the foregoing matters. Moreover, in certain circumstances the Company may be held responsible for the actions at a workplace of persons not under the Company's direct control. Although the Company historically has not had any significant problems in this area, there can be no assurance that the Company will not experience such problems in the future or that the Company's insurance, if any, will be sufficient in amount or scope to cover any such liability. The failure of any Company employee or personnel to observe the Company's policies and guidelines, relevant client policies and guidelines, or applicable federal, state or local laws, rules and regulations, or other circumstances that cannot be predicted, could have a material adverse effect upon the Company's business, operating results and financial condition.

     Temporary staffing services providers are also affected by fluctuations and interruptions in the business of their clients. For example, inclement weather or work stoppages, which may require clients to close or reduce their hours of operation, could have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON KEY PERSONNEL

     The Company's operations are dependent on the continued efforts of its executive officers and senior management. In addition, the Company is dependent on the performance and productivity of its local branch managers and field personnel. The loss of some of the Company's key managers could have an adverse effect on the Company's operations, including the Company's ability to establish and maintain customer relationships. The Company's ability to attract and retain business is significantly affected by local relationships and the quality of service rendered by branch managerial personnel. If the Company is unable to attract and retain key employees to perform these services, the Company's business could be adversely affected. See "Business -- Business Strategy" and "Management."

SUBSTANTIAL INTANGIBLE ASSETS

     As of December 28, 1997, the Company had intangible assets of $316.4 million, net of accumulated amortization relating to the purchase of certain of its subsidiaries and divisions ($451.5 million on a pro forma basis as if the acquisitions completed after December 28, 1997 through the date of this Prospectus had been completed on that date). Such intangible assets approximated 70.1% of the Company's total assets and

154.3% of its total shareholders' equity as of December 28, 1997 (74.0% of total assets and 130.0% of total shareholders' equity on a pro forma basis, giving effect to acquisitions completed after December 28, 1997 and related borrowings under the Credit Facility and this Offering). Such intangible assets may increase if additional acquisitions are completed and will increase upon payment of contingent earnout amounts with respect to completed acquisitions. These intangible assets result in significant recurring amortization expense. In addition, any impairment of such assets, with resultant write-offs, could have a material adverse effect on the Company's financial condition and results of operations. See Note 2 of Notes to Consolidated Financial Statements.

POSSIBLE INTERNATIONAL OPERATIONS

     Although all of the Company's operations are currently in the United States, the Company's growth plans contemplate possible international operations. Operations in international markets are subject to risks inherent in international business activities, including varying economic and political conditions, cultures and business practices in different countries or regions, overlapping or differing tax structures and compliance with a variety of accounting and reporting requirements and complex or ambiguous foreign laws and regulations. Fluctuations in the exchange rates between the U.S. dollar and the currencies of the other countries in which the Company may operate could affect the results of the Company's international operations and the value of such operations' net assets that are reported in U.S. dollars.

INDEMNIFICATION OBLIGATIONS

     Pursuant to the agreement to sell its healthcare division, the Company agreed to indemnify the purchaser against certain specified expenses or losses incurred by the purchaser. Although to date no claims have been asserted against the Company pursuant to this indemnification provision, there can be no assurance that indemnification claims will not be made or that such claims, if made, would not have a material adverse effect on the Company's financial condition or results of operations.

STOCK PRICE VOLATILITY

     From time to time, there may be significant volatility in the market price of the Common Stock. Factors such as announcements of fluctuations in the Company's or its competitors' operating results, market conditions for growth stocks or staffing services industry stocks in general, changes in general conditions in the economy or financial markets, natural disasters or other developments could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

CERTAIN PROVISIONS RELATING TO CHANGES IN CONTROL

     The Company's Certificate of Incorporation and Bylaws, as well as a stockholder rights plan adopted by the Board of Directors, contain provisions which may have the effect of discouraging, delaying or preventing a change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices, and may limit the ability of the stockholders to approve transactions that they may deem to be in their best interests. Such provisions in the Certificate of Incorporation and Bylaws include a classified Board of Directors and a prohibition on stockholder action by written consent. In addition, the Certificate of Incorporation permits the Company's Board of Directors to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Although the Company has no present plans to issue shares of Preferred Stock, the Board of Directors has pre-approved the terms of a series of Preferred Stock that may be issued under the Company's stockholder rights plan upon the occurrence of certain triggering events. In general, the stockholder rights plan may act to substantially dilute the share position of any takeover bidder who acquires 15% or more of the Common Stock. See "Description of Capital Stock -- Stockholder Rights Agreement."

NO CASH DIVIDENDS

     The Company presently intends to retain future earnings to support the growth of its business and does not anticipate paying cash dividends in the foreseeable future. Additionally, the Company's Credit Facility currently prohibits the payment of cash dividends on the Common Stock. See "Dividend Policy."

                              RECENT DEVELOPMENTS

RECENT ACQUISITIONS

     Since December 28, 1997, the Company has completed the acquisition of three information technology companies and five commercial staffing businesses. The 1997 revenues of the information technology companies acquired in 1998 were $65.4 million, and the 1997 revenues of the commercial staffing companies acquired in 1998 were $79.1 million. Although PGA regularly evaluates acquisition opportunities, the Company currently has no definitive agreements with respect to any future material acquisitions.

SALE OF HEALTHCARE DIVISION

     On December 26, 1997, the Company completed the sale of its healthcare division for $65.3 million. Of such amount, $34.6 million was initially paid by delivery by the purchaser of a promissory note at closing and the balance was paid in cash. The note was paid in full in January 1998. The Company's financial statements include financial results of the healthcare division as a discontinued operation. For the fiscal year ended December 28, 1997, income from discontinued operations, net of taxes, was $2.4 million. See Note 4 of Notes to Consolidated Financial Statements.

EXPANSION OF CREDIT FACILITY

     On March 17, 1998, the Company closed an amendment to its Credit Facility that increased the maximum availability thereunder from $125.0 million to $200.0 million and effected certain minor amendments to the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

TWO-FOR-ONE STOCK SPLIT

     On March 30, 1998, the Company completed a two-for-one split of its Common Stock effected as a stock dividend.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 7,000,000 shares of Common Stock offered by the Company hereby are estimated to be $133.4 million ($153.5 million if the Underwriters' over-allotment option is exercised in full) based on a public offering price of $20.00 per share and after deducting underwriting discounts and commissions and offering expenses. The Company intends to use the net proceeds of this Offering to repay debt outstanding under its Credit Facility. At May 11, 1998, the Company had $169.0 million of borrowings outstanding under the Credit Facility. The Company's Credit Facility currently bears interest at LIBOR plus 1.35 percentage points and is scheduled to mature in June 2002. At May 11, 1998, the weighted average interest rate for outstanding borrowings under the Credit Facility was 7.3%. Borrowings under the Credit Facility have been used to finance acquisitions and for general corporate purposes. See "Recent Developments."

     The Company intends to continue to selectively pursue opportunities to acquire businesses offering products similar or complementary to those offered by the Company. Although the Company regularly evaluates acquisition opportunities, the Company currently has no definitive agreements with respect to any future material acquisitions.

                                 CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Company at December 28, 1997, (ii) the pro forma capitalization of the Company at December 28, 1997, giving effect to the acquisitions completed by the Company after that date and the increased borrowings under the amended Credit Facility and (iii) the pro forma capitalization of the Company at December 28, 1997, as adjusted to reflect the sale of the 7,000,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $20.00 per share), after deduction of the estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds therefrom as described in "Use of Proceeds." The information in the table below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements of the Company and notes thereto included elsewhere in this Prospectus.

                                                                     DECEMBER 28, 1997
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                                              (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
Cash and cash equivalents.................................  $    642    $  3,600      $  3,600
                                                            ========    ========      ========
Total debt:
  Credit Facility.........................................  $ 24,000    $163,274      $ 29,924
  5 3/4% convertible subordinated notes...................   115,000     115,000       115,000
  Other debt..............................................    13,540      13,540        13,540
                                                            --------    --------      --------
          Total debt......................................   152,540     291,814       158,464
                                                            --------    --------      --------
Shareholders' equity:
  Preferred stock, $0.01 par value; 5,000 shares
     authorized, no shares issued and outstanding.........        --          --            --
  Common stock, $0.01 par value; 95,000 shares authorized,
     24,278 shares issued and outstanding, actual; 24,880
     shares issued and outstanding, pro forma; and 31,880
     shares issued and outstanding, pro forma as
     adjusted(1)..........................................       242         249           319
  Additional paid-in capital..............................   171,038     179,993       313,273
  Retained earnings.......................................    34,066      34,066        34,066
  Deferred compensation...................................      (270)       (270)         (270)
                                                            --------    --------      --------
          Total shareholders' equity......................   205,076     214,038       347,388
                                                            --------    --------      --------
            Total capitalization..........................  $357,616    $505,852      $505,852
                                                            ========    ========      ========

---------------

(1) Excludes (i) 2,195,552 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $12.20 per share, (ii) approximately 2,446,148 additional shares reserved for issuance under the Company's 1995 Equity Participation Plan and Employee Stock Purchase Plan and (iii) 6,456,140 shares of Common Stock reserved for issuance upon conversion of the Company's outstanding convertible subordinated notes at a conversion price of $17.81 per share. See "Description of Capital Stock -- Stock Option Plan," "-- Employee Stock Purchase Plan" and Notes 10 and 11 of Notes to Consolidated Financial Statements.

                                DIVIDEND POLICY

     The Company has paid no cash dividends on its Common Stock with respect to earnings since the IPO and does not anticipate paying cash dividends in the foreseeable future. The Company presently intends to retain future earnings to support the growth of its business. Any determination regarding the future payment of cash dividends, as well as the amount thereof, is subject to the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's financial condition, results of operations, current and anticipated capital requirements, plans for expansion, future prospects and other factors deemed relevant by the Board of Directors. Further, the Company's Credit Facility currently prohibits the Company from paying cash dividends on the Common Stock.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "PGA." The following table sets forth the high and low sales prices of the Common Stock as reported on the New York Stock Exchange for the periods indicated.

                                                              HIGH       LOW
                                                              ----       ---
Fiscal 1996:
  First Quarter.............................................  $10        $ 6 1/2
  Second Quarter............................................   13 1/8      9 3/16
  Third Quarter.............................................   13          9 15/16
  Fourth Quarter............................................   14 3/8      9 11/16
Fiscal 1997:
  First Quarter.............................................   13 5/8      9 13/16
  Second Quarter............................................   15 7/8      8 5/8
  Third Quarter.............................................   18 1/32    14 1/2
  Fourth Quarter............................................   19 3/32    14 5/8
Fiscal 1998:
  First Quarter.............................................   24         14 25/32
  Second Quarter (through May 13, 1998).....................   23 1/2     18 7/16

     On May 13, 1998, the last reported sale price of the Common Stock on the New York Stock Exchange was $20 per share. As of February 27, 1998, the Company had approximately 6,500 stockholders based on the number of holders of record and an estimate of the number of individual participants represented by securities position listings.

                            SELECTED FINANCIAL DATA

     The selected consolidated financial data for each of the fiscal years in the four-year period ended December 29, 1996 are derived from, and are qualified by reference to, the consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data as of December 28, 1997 and for the fiscal year then ended are derived from, and are qualified by reference to, the consolidated financial statements of the Company, which have been audited by Price Waterhouse LLP, independent public accountants. The consolidated financial statements as of December 29, 1996 and December 28, 1997 and for each of the years in the three-year period ended December 28, 1997, and the reports thereon, are included elsewhere in this Prospectus.

                                                            FISCAL YEAR
                                      --------------------------------------------------------
                                        1993        1994        1995        1996        1997
                                      --------    --------    --------    --------    --------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues............................  $107,386    $125,822    $143,243    $243,608    $475,620
Direct cost of services.............    84,310      99,948     109,755     186,338     349,616
                                      --------    --------    --------    --------    --------
Gross profit........................    23,076      25,874      33,488      57,270     126,004
Selling, general and
  administrative....................    17,642      19,426      24,568      38,454      79,216
Depreciation and amortization.......     1,528       1,498       1,149       3,362       9,037
                                      --------    --------    --------    --------    --------
Operating income....................     3,906       4,950       7,771      15,454      37,751
Interest expense....................        --          --         159       1,155       6,951
                                      --------    --------    --------    --------    --------
Income from continuing operations
  before income taxes...............     3,906       4,950       7,612      14,299      30,800
Provision for income taxes..........     1,716       2,181       3,282       5,995      13,010
                                      --------    --------    --------    --------    --------
Income from continuing operations...     2,190       2,769       4,330       8,304      17,790
Income from discontinued operations,
  net of taxes......................       346       1,130       2,779       3,213       2,412
                                      --------    --------    --------    --------    --------
Net income..........................  $  2,536    $  3,899    $  7,109    $ 11,517    $ 20,202
                                      ========    ========    ========    ========    ========
Income from continuing operations
  per diluted share.................  $     --    $     --    $   0.27    $   0.41    $   0.71
Income from discontinued operations
  per diluted share, net of taxes...        --          --        0.17        0.16        0.09
                                      --------    --------    --------    --------    --------
Net income per diluted share........  $     --    $     --    $   0.44    $   0.56    $   0.80
                                      ========    ========    ========    ========    ========
Weighted average diluted shares
  outstanding.......................        --          --      16,000      20,432      28,078
BALANCE SHEET DATA -- AT PERIOD END:
Working capital.....................  $ 11,396    $ 11,792    $ 17,719    $ 26,558    $ 69,090
Intangible assets, net..............    13,264      12,249      11,604     178,943     316,413
Total assets........................    69,434      74,584      83,441     293,575     451,309
Convertible subordinated notes......        --          --          --          --     115,000
Other short-term and long-term
  debt..............................        --          --          --      85,147      37,540
Shareholders' equity................    64,257      68,438      75,986     183,257     205,076

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

INTRODUCTION

     The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus. The Company's fiscal year ends on the Sunday nearest to December 31 and the fiscal quarters end on the Sunday nearest to the end of the respective calendar quarters.

     The Company is organized into two divisions: the Information Technology Division, which provides information technology staffing and consulting services in a range of computer-related disciplines; and the Commercial Staffing Division, which provides a wide variety of temporary office, clerical, light technical and light industrial staffing services. Substantially all of the Company's services are performed on a time and materials basis. At May 11, 1998, the Information Technology Division was comprised of 14 companies and the Commercial Staffing Division was comprised of 25 companies.

     The following table sets forth the number and nature of the Company's offices at the end of the years indicated and at May 11, 1998:

                                                                        FISCAL YEAR ENDING
                                                             MAY 11,    ------------------
                                                              1998      1997   1996   1995
                                                             -------    ----   ----   ----
Information technology services...........................      37       30     18     --
Commercial staffing.......................................     101       82     74     58
                                                               ---      ---     --     --
          Total offices...................................     138      112     92     58

     The Company completed its IPO in September 1995. Prior to the IPO, the Company was an indirect wholly owned subsidiary of an international staffing company (the "Former Parent"). The Company was organized to facilitate the IPO. As a result of the IPO, in which the Former Parent sold its entire ownership interest in the Company, the Company became an independent public company. The Company did not receive any of the proceeds of the sale of shares in the IPO.

     In June 1996, the Company issued 8,050,000 shares of its common stock in a second underwritten public offering (the "1996 Equity Offering"), which raised approximately $95.6 million of net proceeds for the Company. The net proceeds of the 1996 Equity Offering were used to repay outstanding borrowings under the Credit Facility and to fund several acquisitions.

     In June and July 1997, the Company completed a private placement of $115.0 million of 5 3/4% Convertible Subordinated Notes (the "Notes"). The net proceeds of the Notes were approximately $111.8 million and were used to repay indebtedness under the Credit Facility and to retire a separate $10.0 million line of credit.

     In 1997, the Company acquired six information technology services companies and seven commercial staffing companies in seven separate transactions. The combined pro forma revenues of these 13 companies were approximately $151.0 million in 1997. At May 11, 1998, the Company had completed eight acquisitions subsequent to fiscal year end: Ann Wells Personnel in Silicon Valley, California; Creative Temporaries in Charlotte, North Carolina; Corporate Staffing Consultants in Charlotte, North Carolina; Advanced Business Consultants in Kansas City, Missouri; IMA Plus in Jacksonville, Florida; The Temporary Connection in Houston, Texas; Trilogy Consulting in Chicago, Illinois; and Sloan Staffing Services in New York, New York. Ann Wells Personnel, Creative Temporaries, Corporate Staffing Consultants, The Temporary Connection and Sloan Staffing Services are leading providers of commercial staffing services in their respective markets. Advanced Business Consultants, IMA Plus and Trilogy Consulting are leading providers of information technology services in their respective markets. These companies had combined revenues of $144.5 million in 1997. Had the Company owned each of the acquired companies discussed above at the beginning of 1997, the Company's pro forma 1997 revenues would have been approximately $690.5 million, and 53% and 47% of such revenues would have come from the Information Technology and Commercial Staffing Divisions, respectively.

     On December 26, 1997, the Company completed the sale of its healthcare division for approximately $65.3 million. Of such amount, $34.6 million was initially paid by delivery by the purchaser of a promissory note at closing and the balance was paid in cash. The note was paid in full in January 1998. With the sale of the healthcare division, the Company completed a transformation that began in 1996 when the Company made a strategic commitment to enter the high growth, high margin information technology services business. The gain on the sale of the healthcare division was not material. As a result of the sale, the healthcare division has been reflected as a discontinued operation in the Company's financial statements for all periods presented.

     Each of the Company's acquisitions has been accounted for using the purchase method of accounting and has been included in the following discussions as applicable since the respective dates of acquisition. The Company allocates the excess of cost over the fair value of the net tangible assets first to identifiable intangible assets, if any, and then to goodwill. The Company believes that buying market-leading companies and then allowing them to maintain their separate identities and independence preserves the goodwill for an unlimited period. Although the Company believes that goodwill has an unlimited life, the Company amortizes such costs on a straight-line basis over 40 years. Intangible assets represented 75.6% of total assets and 172.5% of total shareholders' equity at March 29, 1998. The Company evaluates the recoverability of its investment in goodwill and other intangibles in relation to anticipated future cash flows on an undiscounted basis. Based on this assessment, the Company expects its investments in intangible assets to be fully recovered.

     In the future, the Company's revenues and expenses may be significantly affected by the number and timing of the opening or acquisition of additional offices or businesses. The timing of such expansion activities also can affect period-to-period comparisons of the Company's results of operations.

OVERVIEW

     The following table summarizes certain income statement information for the Company for the years ended December 1997, 1996 and 1995:

                                        1997                1996                1995
                                  ----------------    ----------------    ----------------
                                                   (DOLLARS IN THOUSANDS)
Revenues:
  Information technology
     services...................  $249,749    52.5%   $ 55,472    22.8%   $     --     0.0%
  Commercial staffing...........   225,871    47.5     188,136    77.2     143,243   100.0
                                  --------   -----    --------   -----    --------   -----
          Total revenues........   475,620   100.0     243,608   100.0     143,243   100.0
Direct cost of services.........   349,616    73.5     186,338    76.5     109,755    76.6
                                  --------   -----    --------   -----    --------   -----
          Gross profit..........   126,004    26.5      57,270    23.5      33,488    23.4
Selling, general and
  administrative................    79,216    16.7      38,454    15.8      24,568    17.2
Depreciation and amortization...     9,037     1.9       3,362     1.4       1,149     0.8
                                  --------   -----    --------   -----    --------   -----
          Operating income......    37,751     7.9      15,454     6.3       7,771     5.4
Interest expense................     6,951     1.5       1,155     0.5         159     0.1
                                  --------   -----    --------   -----    --------   -----
Income from continuing
  operations before income
  taxes.........................    30,800     6.5      14,299     5.9       7,612     5.3
Provision for income taxes......    13,010     2.7       5,995     2.5       3,282     2.3
                                  --------   -----    --------   -----    --------   -----
Income from continuing
  operations....................    17,790     3.7       8,304     3.4       4,330     3.0
Total income from discontinued
  operations, net of taxes......     2,412     0.5       3,213     1.3       2,779     1.9
                                  --------   -----    --------   -----    --------   -----
Net income......................  $ 20,202     4.2%   $ 11,517     4.7%   $  7,109     5.0%
                                  ========   =====    ========   =====    ========   =====

     The commercial staffing business is subject to the seasonal impact of summer and holiday employment trends. Typically, the second six months of each calendar year is more heavily affected as companies tend to increase their use of temporary personnel during this period. While the commercial staffing business is cyclical, the Company believes that the broad geographic coverage of its operations, its emphasis on high-end clerical staffing and its rapid expansion into the less cyclical information technology services sector, mitigate the adverse effects of economic cycles in a single industry or geographic region.

RESULTS OF OPERATIONS

  YEAR ENDED DECEMBER 28, 1997 VERSUS YEAR ENDED DECEMBER 29, 1996

     Revenues. Total revenues increased 95.2% to $475.6 million in 1997 from $243.6 million in 1996. Information technology services revenue grew 350.2% as the Company continued its aggressive acquisition program with six information technology acquisitions in 1997. In addition, the Company experienced strong internal growth as information technology services revenues on a pro forma basis, giving effect to 1997 acquisitions only, grew 34.7% in 1997 over 1996. Commercial staffing revenue grew 20.1% as the result of the contribution of revenues from the seven commercial staffing companies acquired by the Company in 1997 and as a result of pro forma internal growth, giving effect to 1997 acquisitions only, of 9.0% in 1997 over 1996. High internal growth rates in 1997 were due to the continued strong demand for information technology services and the increasing acceptance by businesses and other organizations in the use of a contingent workforce.

     Direct Cost of Services and Gross Profit. Direct costs, consisting of payroll and related expenses of consultants and temporary workers, increased 87.6% to $349.6 million from $186.3 million in 1996. Gross margin as a percentage of revenue increased 300 basis points to 26.5% from 23.5% during 1996. This increase reflected the Company's continued expansion into the higher margin information technology staffing and consulting sectors. Information technology services revenues represented 52.5% of total revenues in 1997, up from 22.8% in 1996. Gross profit margins in the Information Technology and Commercial Staffing Divisions remained consistent with 1996 margins as pay rate pressures were generally passed on to the Company's customers through higher bill rates.

     Operating Expenses. Operating expenses, consisting of selling, general and administrative expenses and depreciation and amortization expense, increased 111.1% to $88.3 million in 1997 from $41.8 million in 1996. As a percentage of revenues, selling, general and administrative expenses increased to 16.7% in 1997 from 15.8% for 1996. The increase is primarily due to a shift in the business mix to information technology, which has higher selling, general and administrative costs as a percentage of revenues in relation to the Commercial Staffing Division. Depreciation and amortization expense during 1997 increased to 1.9% of revenues from 1.4% of revenues for 1996 primarily due to the acquisitions completed in 1997 and 1996.

     Interest Expense. Interest expense increased to $7.0 million in 1997 as the Company borrowed funds to continue its aggressive acquisition strategy. The Company completed a private placement of $115.0 million of 5 3/4% Convertible Subordinated Notes due 2004 in June and July 1997. In addition, the Company continued to borrow funds under its Credit Facility and from certain sellers of acquired businesses to finance acquisitions. Lower interest expense of $1.2 million in 1996 reflected the application of the proceeds received from the 1996 Equity Offering to finance certain 1996 acquisitions. See "-- Liquidity and Capital Resources."

     Income Tax Expense. The effective tax rate increased slightly to 42.2% in 1997 from 41.9% for 1996. This increase was due to additional nondeductible amortization expense in 1997 in relation to pretax income, as well as an increase in state income taxes attributable to changes in the Company's business mix geographically among the states. The Company's effective tax rate has historically been higher than the U.S. federal statutory rate of 35.0% primarily due to state income taxes and nondeductible amortization expense.

     Income from Continuing Operations. Income from continuing operations increased 114.2% to $17.8 million in 1997 (or 3.7% of revenue) from $8.3 million (3.4% of revenue) in 1996 due to the factors discussed above.

  YEAR ENDED DECEMBER 28, 1996 VERSUS YEAR ENDED DECEMBER 31, 1995

     Revenues. Total revenues increased 70.1% to $243.6 million in 1996 from $143.2 million in 1995. Commercial Staffing Division revenue grew 31.3%, primarily as the result of the contribution of revenues from the four commercial staffing companies acquired by the Company in 1996, internal growth attributable to increases in billable hours and billing rates and an improved service mix. All of the Information Technology Division's revenues resulted from acquisitions completed in 1996.

     Direct Cost of Services and Gross Profit. Direct costs, consisting of payroll and related expenses of consultants and temporary workers, increased 69.8% to $186.3 million from $109.8 million in 1995. Gross margin as a percentage of revenue increased slightly to 23.5% from 23.4% during 1995. This increase reflected the Company's entry into the higher margin information technology services sector in 1996.

     Operating Expenses. Operating expenses, consisting of selling, general, and administrative expenses and depreciation and amortization expenses, increased 62.6% to $41.8 million in 1996 from $25.7 million in 1995. As a percentage of revenues, selling, general and administrative expenses decreased to 15.8% in 1996 from 17.2% for 1995 primarily as the result of the spreading of these expenses over a larger revenue base. Depreciation and amortization expense recognized during 1996 increased to 1.4% of revenues from 0.8% of revenues for 1995 primarily due to the acquisitions completed during 1996.

     Interest Expense. Interest expense increased to $1.2 million in 1996 as the Company borrowed funds under its Credit Facility and from certain sellers at various times during the year primarily to finance acquisitions. See
"-- Liquidity and Capital Resources." Prior to March 1996, the Company had not borrowed any funds under its Credit Facility, and interest expense had been immaterial.

     Income Tax Expense. The effective tax rate decreased to 41.9% in 1996 from 43.1% for 1995. This decrease was due to reductions in nondeductible amortization expense related to pretax income and in state income taxes attributable to changes in the Company's business mix geographically among the states. The Company's effective tax rate has historically been higher than the U.S. federal statutory rate of 35.0% primarily due to state income taxes and nondeductible amortization expense.

     Income from Continuing Operations. Income from continuing operations increased 91.8% to $8.3 million in 1996 (or 3.4% of revenue) from $4.3 million (or 3.0% of revenue) in 1995 due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     Changes in liquidity during the year ended December 28, 1997, represented the net effect of cash generated by operations, financing activities and from the sale of the Company's healthcare division, offset by the Company's principal uses of cash to finance receivables due to the growth in business, fund acquisitions and make capital expenditures. For the year ended December 28, 1997, cash provided by operating activities increased to $23.4 million, up from $7.5 million for 1996, primarily as the result of higher earnings before depreciation and amortization in 1997. Cash used for investing activities decreased to $91.0 million in 1997 from $164.6 million in 1996. This decrease reflected the reduction in cash used for acquisitions of $115.7 million in 1997 versus $155.8 million in 1996, as well as the cash received in connection with the sale of the healthcare division. Cash flows from financing activities decreased to $63.1 million in 1997 from $157.6 million in 1996. This decrease is primarily due to net repayments under the Credit Facility in 1997 versus net borrowings under the Credit Facility in 1996, offset by the $111.8 million net proceeds from the issuance of the Notes.

     As of December 28, 1997, receivables for the Information Technology Division and the Commercial Staffing Division remained outstanding an average of 53 and 44 days, respectively, after billing. In the aggregate, days sales outstanding were 48 and 51 days at December 28, 1997, and December 29, 1996, respectively.

     The Company's primary capital expenditure requirements relate to acquisitions. As of the date of this Prospectus, the Company has made cash payments, including contingent earnout and post-closing payments, and issued notes aggregating $466.4 million for acquisitions of existing businesses. As of March 29, 1998, the Company was obligated under certain acquisition agreements to repay notes during the next two years of $16.9 million in the aggregate and to make contingent earnout payments to former owners of acquired businesses. Earnout payments based on 1998 earnings and beyond are contingent on the future performance of such acquired businesses, and thus the actual amount cannot be determined until such date. The Company estimates, based on certain assumptions as to future performance of such acquired businesses, that aggregate earnout payments may be in the range of $17.0 million to $26.0 million in 1999, $18.0 million to $28.0 million in 2000, and $7.0 million to $10.0 million in 2001. There can be no assurance, however, that the future performance of the acquired businesses will be consistent with the assumptions used in establishing the foregoing estimates, or that the actual amounts of any earnout payments will not differ materially from the estimates set forth herein.

     The Company selectively seeks acquisition opportunities in the ordinary course of business, and management believes that the Company will continue to make acquisitions as attractive opportunities become available. The Company intends to seek additional capital as necessary to fund other potential acquisitions through one or more funding sources that may include borrowings under the Credit Facility described below or offerings of debt or equity securities of the Company. Cash flow from operations, to the extent available, may also be used to fund a portion of any acquisition expenditures. The Company also expects to spend approximately one percent of its revenues during 1998 on field automation systems, management information systems and other capital expenditures not directly related to acquisitions.

     The Company's Credit Facility is a five-year $200.0 million revolving line of credit due June 2002. As of May 11, 1998, $169.0 million of borrowings were outstanding under the Credit Facility and approximately $4.0 million had been used for the issuance of undrawn letters of credit to secure the Company's workers' compensation programs. Borrowings under the Credit Facility bear interest at a rate equal to LIBOR plus a percentage corresponding to the Company's consolidated leverage ratio, as defined, or the agent's base rate, as defined, at the Company's option. In 1997, the daily weighted average interest rate under the Credit Facility was 7.2%.

     At May 11, 1998, the amount available for borrowing under the Credit Facility was approximately $27.0 million. The Credit Facility is secured by pledges of the stock of the Company's subsidiaries and contains customary covenants such as the maintenance of certain financial ratios, minimum net worth and working capital requirements, and a restriction on the payment of cash dividends on the Common Stock. The Credit Facility also limits borrowing availability for acquisition-related purposes.

     In June and July 1997, the Company completed the private placement of $115.0 million of Notes. The net proceeds of approximately $111.8 million from this offering were used to repay a substantial portion of outstanding indebtedness under the Company's Credit Facility and permanently repay outstanding indebtedness under a separate $10.0 million line of credit. The Notes are subordinated to all present and future senior indebtedness of the Company, including indebtedness under the Credit Facility. Interest on the Notes is payable semi-annually, commencing January 1998. The Notes are convertible into Common Stock of the Company at any time before maturity at a conversion price of $17.81 per share. The Notes are not redeemable prior to July 2000. Thereafter, the Company may redeem the Notes initially at 103.29% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued interest.

     The Company believes that cash flow from operations, borrowing capacity under the Credit Facility, the proceeds from this Offering and other available financing alternatives, including offerings of debt or equity securities of the Company, will be adequate to meet its presently anticipated needs for working capital, acquisitions, and capital expenditures. There can be no assurance, however, that the Company will not require capital from additional sources or that other alternative sources of capital will be available in the future or, if available, that any such alternative sources will be available on favorable terms.

  New Accounting Pronouncements

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," ("FAS 131") which changes the way that public companies report information about operating segments in annual and interim financial statements. FAS 131 will be effective in years beginning after December 15, 1997. The Company will be required to adopt FAS 131 beginning with its 1998 annual financial statements. Management has not yet completed its analysis of the impact that this standard will have on the financial statements of the Company.

  Year 2000 Compliance

     Management believes that the Company's operational and financial reporting systems are substantially Year 2000 compliant. Future Year 2000 compliance costs are not expected to have a material impact on the financial position, results of operations or cash flows of the Company. Management does not know at this time what, if any, impact Year 2000 compliance may have on its payor and vendor sources and the impact, if any, on the Company if such payors or vendors are not fully compliant. Management is attempting to determine when its significant payors and vendors will be Year 2000 compliant.

  Inflation

     The effects of inflation on the Company's operation were not material in 1997. Inflationary increases in payroll costs were generally passed on to the Company's customers through higher bill rates.

  Forward-Looking Information

     This Prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," may contain various "forward-looking statements," within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which are based on management's belief and assumptions, as well as information currently available to management. When used in this Prospectus, the words "anticipate," "estimate," "expect" and similar expressions may identify forward-looking statements. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Any such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, the Company's actual results, performance or financial conditions may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company's actual results, performance or financial condition are fluctuations in the economy, general employment trends, including wage trends, the degree and nature of competition, demand for the Company's services, changes in laws and regulations affecting the Company's business, the Company's ability to complete acquisitions and integrate the operations of acquired businesses, to recruit and place temporary professionals, to expand into new markets, and to maintain profit margins in the face of pricing pressures and wage inflation and other matters discussed in this Prospectus and the Company's other filings with the Securities and Exchange Commission.

                                    BUSINESS

     Personnel Group of America, Inc. is a leading provider of information technology and commercial staffing services. The Company's staffing services include temporary staffing, placement of full-time employees, on-site management of temporary employees, training and testing of temporary and permanent workers and information technology consulting. At May 11, 1998, the Company operated through a network of 138 offices in 25 states and the District of Columbia. For the year ended December 28, 1997, on a pro forma basis, the Company had revenues of approximately $690.5 million.

     The Company has grown by increasing revenues of existing operations and by making selected acquisitions. Since its IPO in September 1995, PGA has acquired 31 operating companies. With the sale of its healthcare division on December 26, 1997, the Company exited the highly regulated, low growth healthcare staffing sector and completed a transformation begun in May 1996 when the Company committed to enter the high growth, high margin information technology services business. For the year ended December 28, 1997, on a pro forma basis, the Information Technology Division accounted for approximately 53% of the Company's revenues. Through strategic acquisitions, the Company has (i) become a leading provider of information technology staffing services in selected markets, (ii) strengthened and broadened the market coverage of its commercial staffing services, (iii) developed multiple cross-selling opportunities between the Company's Information Technology and Commercial Staffing Divisions in several target geographic markets, (iv) established a significant presence in certain key geographic regions of the country and (v) diversified its operations both geographically and operationally. By reallocating to the Information Technology and Commercial Staffing Divisions economic and other resources previously committed to the healthcare division, PGA intends to accelerate its growth, both internally and through acquisitions.

     The Information Technology Division is comprised of 14 companies that offer information technology professionals and consulting services in a range of computer-related disciplines. The Information Technology Division provides skilled personnel, such as programmers, systems designers, LAN administrators, systems integrators, helpdesk staff and other technology specialists to a wide variety of clients, typically on an as-needed, time and materials basis. The Commercial Staffing Division is comprised of 25 companies that offer a wide variety of temporary office and clerical services to more than 10,000 organizations nationwide. The Commercial Staffing Division provides temporary personnel who perform general office and administrative services, word processing and desktop publishing, office automation, records management, telemarketing and other staffing services. The Commercial Staffing Division also provides light technical and light industrial services to its customers, but these services account for a small portion of the division's total revenues.

INDUSTRY OVERVIEW

     The staffing services industry has grown rapidly over the past decade. According to NATSS, the U.S. market for temporary staffing services grew at a compound annual rate of approximately 16.3% from approximately $20.5 billion in 1991 to approximately $43.6 billion in 1996. According to NATSS, studies have shown that more than 90% of all businesses use temporary staffing services. The use of temporary personnel has become widely accepted as a valuable tool for managing personnel costs, supplementing permanent workforces and meeting specialized or fluctuating employment requirements. Vacations, illnesses, resignations, seasonal increases in work volume, marketing promotions and month-end requirements have historically created demand for temporary staffing. More recently, the growing cost and difficulty of hiring, laying off and terminating full-time workers has also encouraged a greater use of temporary workers. Advances in technology have also created a need for temporary staffing of workers skilled in using the new technology. In addition, entrants into the labor force increasingly look to temporary assignments as a way to build experience, make contacts, gain valuable exposure to a variety of work settings, and as a vehicle to obtain full-time employment.

     Organizations have also begun using flexible staffing to reduce administrative overhead by strategically outsourcing operations that are not part of their core business activities, such as recruiting, training and benefit administration. By utilizing temporary employees, businesses are able to avoid the management and administrative costs incurred if full-time personnel are employed. An ancillary benefit, particularly for smaller businesses, is that such use shifts certain employment costs and risks (e.g., workers' compensation and unemployment insurance) to the temporary personnel provider, which can spread the costs and risks over a larger pool of employees. Businesses are also utilizing staffing services as a method of screening and selectively hiring employees that ultimately may be added to their full-time staff.

     In addition to the general trends affecting the staffing services industry, specific factors are contributing to the strong growth in the information technology sector. In recent years, businesses have become increasingly dependent on the use of computer information technology to manage operations more efficiently and remain competitive. Faced with the challenge of implementing and operating more complex information systems without enlarging their corporate staffs, businesses are increasingly turning to information technology staffing companies as a variable-cost solution. According to INPUT, revenue from information technology professional services has grown from $27.2 billion in 1995 to an estimated $37.1 billion in 1997, representing a compound annual growth rate of 16.8%. Management believes that, even during economic downturns, rapid and continual changes in information technology increase the demand for staffing services.

BUSINESS STRATEGY

     The Company's objective is to be a premier provider of information technology services and commercial staffing services and the employer of choice in selected markets in which the Company expects growth in the demand for such services. The Company's strategy includes the following key elements:

     Enhance Internal Growth. The Company plans to expand its existing businesses by maintaining its decentralized management structure and pursuing the following objectives:

        - Focus on Local and Regional Markets. Each of the Company's offices does business under established local brand names, most of which have been continuously in use for more than 16 years. The Company intends to continue building on the strong reputations of these local brand names in their markets while leveraging the sophisticated support services and low cost structures of a national provider. The Company's clients are primarily local and regional, including substantial accounts with local and regional offices of Fortune 500 companies. The Company generally does not seek or compete for national contracts, which typically yield lower gross margins than locally awarded contracts. The Company believes that well-established local providers in many cases have a competitive marketing advantage over national providers because they have developed a strong presence in their markets and have tailored their operations to meet local client needs. Decentralization of staff selection, pricing and decisions regarding business mix and advertising allows for significant local autonomy. This permits each local and regional operator to be extremely flexible and responsive to the specific needs of its local clientele.

        - Attract and Retain Qualified Management and Personnel. The Company believes that high quality management and branch office personnel with strong ties to the local community are key competitive factors given the importance of long-term relationships in determining local staffing decisions. As a result of its established community presence, quality-oriented culture, positive work environment and its management and personnel selection and recruiting processes, the Company generally has experienced long-term tenure of local management and continuity in client relationships, with the average tenure of local management at the operating companies being greater than 13 years. In addition, the Company's decentralized structure gives regional and local management significant autonomy and attracts high quality, entrepreneurial managers.

        - Focus on Customer Service. The Company is dedicated to providing the highest quality customer service. Its quality assurance programs include confirmation calls, employee performance appraisals, job opinion questionnaires, reference requests and service evaluations. The Company uses the automated systems, ProficiencyPLUS and QuestPLUS, to match a candidate's work history, skills and personal attributes with customer requirements. Through SourcePLUS, the Company's customized on-site temporary personnel management system, the Company provides a high level of on-site service to major staffing clients.

     Leverage Existing Infrastructure. The Company seeks to increase revenues and profitability by adding offices and employees without proportionately increasing overhead expenses. The Company's organizational structure allows the Company to leverage the costs associated with centralized billing and payroll functions, workers' compensation liability, technology development and malpractice risks, as well as the costs of analyzing and complying with state and federal regulations, over a large number of temporary employees and clients. The clustering of offices in key markets results in economies of scale through common regional management and the spreading of recruiting, training, advertising, administrative and branch office costs over a larger revenue base. In addition, office clustering facilitates cross-marketing opportunities between the Information Technology Division and the Commercial Staffing Division.

     Make Selected Acquisitions. The Company seeks acquisitions of market leading companies that will expand the geographic scope of its Information Technology and Commercial Staffing Divisions, strengthen its professional services and introduce new specialty services to its business mix. Management believes that the Company's strong reputation and decentralized management style, as well as its emphasis on preserving local brand identity, facilitate its efforts to acquire independent staffing businesses seeking an alliance with a national company. PGA has demonstrated its ability to increase the revenues and cash flow of an acquired company by providing many of the sophisticated systems, marketing programs, and the immediate benefits of purchasing power of a national company while, at the same time, capitalizing on the acquired firm's significant brand identity and established customer relationships in specific local market areas. The Company uses an acquisition profile in selecting attractive acquisition candidates, and applies a disciplined approach to the acquisition process. Management believes that acquired businesses can be integrated into the Company at low incremental cost and will enable the Company to continue to spread fixed costs over a larger revenue base. The Company further believes that acquisition risk is minimized by the Company's strategy of acquiring market leaders in its target markets and retaining local management. The Company avoids acquiring companies that require significant operational improvements.

INFORMATION TECHNOLOGY DIVISION

     The Information Technology Division provided information technology professionals and consulting services through 37 offices in 19 states and the District of Columbia at May 11, 1998. The Information Technology Division had approximately 3,250 consultants on assignment at May 11, 1998, of which approximately 50% were salaried employees and 50% were hourly (including independent contractors).

     The Information Technology Division was created in 1996 following the acquisition by the Company of five companies in the information technology services business. The Information Technology Division provides skilled personnel, such as programmers, systems designers, software engineers, LAN administrators, systems integrators, helpdesk staff and other technology specialists, to a wide variety of clients, typically on an as-needed time and materials basis. The Information Technology Division's staffing services include providing individuals or teams of computer professionals to corporations and other organizations that need assistance with project management, analysis, systems design, programming, maintenance, testing and special technologies for short-term and long-term information technology projects. A number of the division's operating companies also provide Year 2000 staffing services. The division's service offerings encompass a wide variety of tasks, ranging from management of all aspects of a project or the implementation of turnkey systems to the fulfillment of temporary staffing needs for technology projects.

     Selected offices in the Information Technology Division also provide complementary or stand-alone consulting services in the information technology area, typically on an as-needed, time and materials basis. For example, BEST Consulting's Enterprise Division works with clients, chief executive officers and other executives interested in alternatives to outsourcing their internal information technology organization, as well as implementing complex systems integration solutions, and offers a broad range of consulting services, including systems development projects and client/server networks that span mainframe, mid-range and desktop systems. These services are provided at the client's site or at Enterprise's off-site development center. The Company intends to continue expanding the consulting services component of the Information Technology Division as part of its strategy to offer a full range of information technology services to its clients. Other

Information Technology Division companies also provide information technology consulting services to supplement their staffing services offerings.

  Operations

     The Information Technology Division markets its services to regional and local accounts on a decentralized basis. The following table sets forth information at May 11, 1998, on the names, markets, numbers of offices, dates founded and dates acquired of the Information Technology Division companies:

                                                         NUMBER OF    DATE        DATE
NAME                     MARKETS                          OFFICES    FOUNDED    ACQUIRED
----                     -------                         ---------   -------    --------
Advanced Business        Kansas City, MO                     1        1986     Feb. 1998
  Consultants
BAL Associates           Los Altos, CA                       2        1989     Dec. 1997
                         Orlando, FL
BEST Consulting          Seattle and Olympic, WA            11        1990     Sept. 1996
                         Portland, OR
                         Salt Lake City, UT
                         Boise, ID
                         Sacramento, CA
                         Phoenix, AZ
                         Minneapolis, MN
                         Las Vegas and Reno, NV
Broughton Systems        Richmond, VA                        2        1981     July 1996
                         Research Triangle Park, NC
Command Technologies     Denver, CO                          1        1978     July 1996
Computer Resources       San Francisco,                      4        1972     June 1996
  Group                  Sacramento and Santa Clara, CA
                         Salt Lake City, UT
DRACS Consulting Group   Atlanta, GA                         1        1989     Sept. 1997
Energetix                Chicago, IL                         1        1988     Feb. 1997
IMA Plus                 Jacksonville, FL                    1        1984     March 1998
Lipson Conroy Services   Silicon Valley, CA                  1        1992     Apr. 1997
Lloyd-Ritter Consulting  Silicon Valley, CA                  1        1980     Apr. 1997
Software Service Corp.   Atlanta, GA                         2        1990     Sept. 1996
                         Birmingham, AL
Trilogy Consulting       Chicago, IL                         5        1982     Apr. 1998
                         Kalamazoo, MI
                         San Mateo, CA
                         Princeton, NJ
                         Research Triangle Park, NC
Vital Computer Services  New York, NY                        4        1970     June 1997
                         Livingston, NJ
                         Washington, DC
                         Miami, FL

  Sales and Marketing

     The Information Technology Division has developed a sales and marketing strategy that focuses on both regional and local accounts, and is implemented in a decentralized manner through its various branch locations. At the regional level, the Information Technology Division has attained preferred vendor status under multiple local brand names at a variety of large clients. These accounts are typically targeted by a local Information Technology Division company with a presence in a specific market, and then are sold on the basis of the strength of the Information Technology Division's geographic presence in multiple markets.

     Local accounts are targeted and sold by account managers at the branch offices, permitting the Information Technology Division to capitalize on the brand names of the companies in the Information Technology Division and the local expertise and established relationships of its branch office employees. Such accounts are solicited through personal sales presentations, telephone marketing, direct mail solicitation, referrals from clients and other companies in the Information Technology and Commercial Staffing Divisions and advertising in a variety of local and national media. These advertisements appear in the Yellow Pages, newspapers and trade publications. Local employees are also encouraged to be active in civic organizations and industry trade groups to facilitate the development of new customer relationships.

COMMERCIAL STAFFING DIVISION

     At May 11, 1998, the Commercial Staffing Division operated through 101 offices in 13 states and the District of Columbia. The Commercial Staffing Division provides temporary personnel who perform general office and administrative services, word processing and desktop publishing, office automation, records management, production/assembly/distribution, telemarketing, finance, accounting and other staffing services, typically on an as-needed, time and materials basis. Certain of the Commercial Staffing Division's offices also provide full-time placement and payrolling services. Payrolling services entail employment by the Commercial Staffing Division of individuals recruited by a customer for which the Commercial Staffing Division is compensated on a fee basis.

  Operations

     The Commercial Staffing Division markets its staffing services to local and regional clients through its network of offices across the United States. The following table sets forth information at May 11, 1998, on the names, markets, numbers of offices and dates founded of the Commercial Staffing Division's companies:

                                                                      NUMBER OF     DATE
NAME                                  MARKETS                         OFFICES(1)   FOUNDED
----                                  -------                         ----------   -------
Abar Staffing                         San Francisco Bay Area, CA           5        1954
Allegheny Personnel                   Pittsburgh, PA                       4        1972
Ann Wells Personnel(2)                Silicon Valley, CA                   1        1980
Corporate Staffing Consultants(2)     Charlotte, NC                        5        1975
Creative Temporaries(2)               Charlotte, NC                        6        1972
Denver Temporaries                    Denver, CO                           2        1978
FirstWord Staffing Services           Dallas, TX                           7        1978
Jeffrey Staffing Group                Boston, MA                          11        1971
  (Franklin-Pierce Associates,
  Franklin-Pierce Temporaries,
  Scott-Wayne Associates,
  Scott-Wayne Staffing, Scott-Wayne
  Temporaries and Integrity
  Technical Services)
Judith Fox Staffing Companies         Richmond and Charlottesville,        3        1978
  (Judith Fox Staffing and Rosemary   VA
  Scott Temporaries)                  New York, NY
Profile Temporaries                   Loop Area of Chicago, IL             1        1979
Sloan Staffing Services(2)            New York, NY                         1        1962
Staffinders Personnel                 Houston, TX                          3        1983
Temp Connection                       New York and Long Island, NY         2        1982
TempWorld                             Atlanta, GA                         14        1980
                                      Birmingham, AL
                                      Washington, DC
The Temporary Connection(2)           Houston, TX                          6        1984
                                      Austin, TX
                                      Dallas, TX
Thomas Staffing                       Los Angeles/Orange County, CA       20        1969
                                      Riverside/San Bernardino, CA
                                      San Diego, CA
West Personnel Service                North and West                       7        1954
                                      Suburban Chicago, IL
Word Processing Professionals         New York, NY                         1        1982
Word Processors Personnel Services    Atlanta, GA                          2        1978

---------------

(1) Does not include SourcePLUS vendor-on-premises locations at customer sites.
(2) Ann Wells Personnel, Creative Temporaries and Corporate Staffing were acquired by the Company in January 1998; The Temporary Connection was acquired in March 1998; and Sloan Staffing Services was acquired in May 1998.

     The Commercial Staffing Division strives to satisfy the needs of its customers by providing customized services, such as on-site workforce management and full-time placement services. The flexibility of the Commercial Staffing Division's decentralized organization allows it to tailor its operations to meet local client requirements. For example, certain clients are provided with customized billings, utilization reports and safety awareness and training programs.

     To meet the growing demand in the staffing services business for on-site management capability, the Commercial Staffing Division offers SourcePLUS, its customized on-site temporary personnel management system. SourcePLUS places an experienced staffing services manager at the client facility to provide complete staffing support, customized to meet client-specific needs. This program facilitates client use of temporary personnel and allows the client to outsource a portion of its personnel responsibility to the Commercial Staffing Division's on-site representative, who gathers and records requests for temporary jobs from client department heads and then fulfills client requirements. These representatives can also access the Commercial Staffing Division's systems through on-site personal computers.

     The Commercial Staffing Division's full-time placement services provide traditional staff selection and recruiting services to its clients. In addition to recruiting employees through referrals, the Commercial Staffing Division places advertisements in local newspapers to recruit employees for specific positions at client companies. The Commercial Staffing Division utilizes its expertise and selection methods to evaluate the applicant's credentials. If the applicant receives and accepts a full-time position at the client, the Commercial Staffing Division charges the employer a one-time fee, generally based on the annual salary of the employee.

     In order to maintain a consistent quality standard for all its temporary employees, the Commercial Staffing Division uses a comprehensive automated system, the QuestPLUS System, to screen and evaluate potential temporary personnel, make proper assignments and review a temporary employee's performance. The QuestPLUS System integrates the results of skills testing with personal attributes and work history and automatically matches available candidates with customer requirements. The Commercial Staffing Division also provides uniform training to all of its employees in sales, customer service and leadership skills.

  Sales and Marketing

     The Commercial Staffing Division has implemented a business development program to target potential customers with temporary staffing needs and to maintain and expand existing customer relationships. The marketing efforts of the Commercial Staffing Division are decentralized and capitalize on long-standing business relationships with the clients of the Commercial Staffing Division's companies and their established brand names, most of which have been in use for more than 20 years. The Commercial Staffing Division obtains new clients primarily through personal sales presentations and referrals from other clients of the Information Technology and Commercial Staffing Divisions and supports its sales efforts with telemarketing, direct mail solicitation and advertising in a variety of local and national media, including the Yellow Pages, newspapers, magazines and trade publications.

     The Commercial Staffing Division devotes the majority of its selling efforts to the local and regional operations of a wide variety of businesses (including a number of Fortune 500 companies) that it has identified as consistent users of temporary staffing services. Local and regional accounts are characterized by shorter sales cycles and higher gross margins. The Commercial Staffing Division generally does not seek any national account agreements, but does provide services to a wide variety of customers with national and international businesses. Bids for large user accounts and the provision of services to clients with multiple location requirements are coordinated at the Company's headquarters.

     The commercial staffing business is subject to the seasonal impact of summer and holiday employment trends. Typically, the second half of the calendar year is more heavily affected, as companies tend to increase their use of temporary personnel during this period. While the commercial staffing industry is cyclical, the Company believes that the broad geographic coverage of its operations and the diversity of the services it provides (including its emphasis on high-end white collar clerical workers) generally mitigate the adverse effects of economic cycles in a single industry or geographic region.

RECRUITING AND RETENTION OF TEMPORARY EMPLOYEES

     The Company recruits its temporary employees and Information Technology Division consultants through a recruiting program that primarily utilizes local and national advertisements and the Internet. In addition, the Company has succeeded in recruiting qualified employees through referrals from its existing labor force. To encourage further referrals, certain of the companies in the Information Technology and

Commercial Staffing Divisions have initiated policies whereby they pay referral fees to employees responsible for attracting new recruits. The Company interviews, tests, checks references and evaluates the skills of applicants for temporary employment, utilizing systems and procedures developed and enhanced over the years. The Commercial Staffing Division employs temporary employees on an as-needed, time and materials basis dependent upon client demand. These temporary employees are paid only for time they actually work.

     In the Information Technology Division, the demand for technology consultants significantly exceeds supply. In an effort to attract a broad spectrum of employees, the Company offers a wide variety of employment options and training programs. The Company emphasizes the utilization of salaried full-time status for its consultants with the payment of annual salaries irrespective of assignment. In addition, the Information Technology Division operates a number of formal and informal training programs to provide its consultants with access to and training in new software applications and a diverse mix of mainframe, client/server and personal computer technologies. The Company believes that these training initiatives have improved employee recruitment and retention, increased the technical skills of the Information Technology Division's personnel and resulted in better service for the Information Technology Division's clients.

     The Company provides competitive compensation packages and benefits for all of its temporary employees. Most of the temporary employees are also eligible for the Company's 401(k) matching plans and employee stock purchase plan.

ORGANIZATIONAL STRUCTURE

     The Company operates through a network of decentralized Company-operated offices. Each office reports to a manager who is responsible for day-to-day operations and the profitability of the office. Depending on, among other things, the number of offices in a region, branch managers may report to regional managers, division vice presidents or, in the Commercial Staffing Division, a division president. Branch and regional managers are given a high level of autonomy in making decisions about the operation of their principal region. The compensation of branch and regional managers includes bonuses generally based on the incremental year-to-year increase in profitability of their operations and is designed to motivate them to maximize the growth and profitability of their offices.

AUTOMATED OPERATING SYSTEMS

     The Commercial Staffing Division uses a number of automated systems to allow it to quickly and effectively measure the skills of temporary employee candidates and to match skills with client requests. The ProficiencyPLUS program is designed to test specific computer-related skills by allowing the candidate to operate in the actual software program environment. The QuestPLUS system integrates the results of the Company's skills testing with personal attributes and work history and automatically matches available candidates with customer requirements. This system also allows the Company to track the performance of its temporary employees and provide quality reports to customers that document the level of the Company's performance.

     The Company utilizes branch paybill systems for the Commercial Staffing Division. The paybill processing system provides payroll processing and customer invoicing. Installation of this system began in the second quarter of 1996 and has been completed in all of the Division companies that were part of the Company in September 1995, when the Company went public. Installation of this system in subsequently acquired companies is continuing.

     In the Information Technology Division, the Company has entered into an agreement with a software company for a new branch operating system for the existing information technology companies. Installation of this new system began in the first quarter of 1997 and has been completed in over 50% of the Division's existing offices. The Company expects that additional acquired companies will install this system during 1998.

     The Company has also recently entered into an agreement with a software company to install human resources and financial systems for its information technology companies. Installation of these systems is expected to begin in the second quarter of 1998 and continue through the year 2000.

     There can be no assurance, however, that there will not be unanticipated costs or delays associated with these installations or that the systems will operate as expected.

COMPETITION

     The United States staffing services market is highly competitive and highly fragmented, with more than 15,000 offices competing in the industry, and has limited barriers to entry. However, the commercial staffing and information technology staffing industries have been undergoing significant consolidation. The largest publicly owned companies specializing in personnel staffing services in the United States are Manpower Inc., Kelly Services, Inc., Adecco, Inc., The Olsten Corporation, AccuStaff, Incorporated, Interim Services Inc. and Norrell Corporation, all of which have greater marketing, financial and other resources than the Company.

     In the temporary staffing industry, competition generally is limited to firms with offices located within a customer's particular local market. In most major markets, commercial staffing competitors generally include many of the publicly traded companies and, in addition, numerous regional and local full-service and specialized temporary service agencies, some of which may operate only in a single market. Competitors for information technology services include local information technology staffing firms, large, multi-purpose staffing firms and accounting firms.

     Since many clients contract for their staffing services locally, competition varies from market to market. In most areas, no single company has a dominant share of the market. Many client companies use more than one staffing services company, and it is common for large clients to use several staffing services companies at the same time. However, in recent years, there has been a significant increase in the number of large customers consolidating their temporary staffing purchases with a single supplier or with a small number of firms. The trend to consolidate temporary staffing purchases has in some cases made it more difficult for the Company to gain business from potential customers who have already contracted to fill their staffing needs with competitors of the Company. In other cases, the Company has been able to increase the volume of business with certain customers who choose to purchase staffing primarily from the Company.

     The competitive factors in obtaining and retaining clients include an understanding of clients' specific job requirements, the ability to provide appropriately skilled temporary personnel at the local level in a timely manner, the monitoring of quality of job performance and the price of services. The primary competitive factors in obtaining qualified candidates for temporary employment assignments are wages and responsiveness to work schedules and the number of hours of work available. Management believes that it is highly competitive in these areas due to its focus on local markets and the autonomy given to its local management.

REGULATION

     The Company, like other temporary employment service firms, is generally subject to the following types of government regulation: (i) regulation of the employer/employee relationship between a firm and its temporary employees; (ii) registration, licensing, record keeping and reporting requirements; and (iii) substantive limitations on its operations. The Company is the legal employer of its temporary workers. Therefore, it is governed by laws regulating the employer/employee relationship, such as tax withholding or reporting, social security or retirement, anti-discrimination and workers' compensation.

TRADEMARKS

     The Company maintains a number of trademarks, tradenames, service marks and other intangible rights. The Company is not currently aware of any infringing uses or other conditions that would materially and adversely affect its use of its proprietary rights.

EMPLOYEES

     At May 11, 1998, the Company had approximately 1,025 permanent administrative employees. None of the Company's employees are covered by collective bargaining agreements. The Company believes that its relationships with its employees are good.

PROPERTIES

     Generally, the Company's offices are leased under leases of relatively moderate duration (typically three to five years, with options to extend) containing customary terms and conditions. The Information Technology and Commercial Staffing Divisions' offices are typically in high quality office or industrial buildings, and occasionally in retail buildings, and the Company's headquarters facilities and regional offices are in similar facilities.

LEGAL PROCEEDINGS

     From time to time the Company is involved in certain disputes and litigation relating to claims arising out of its operations in the ordinary course of business. Further, the Company periodically is subject to government audits and inspections. In the opinion of the Company's management, matters presently pending will not in the aggregate have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIVISION OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the Company's current executive officers, division officers and directors:

NAME                                        AGE   POSITION
----                                        ---   --------
Edward P. Drudge, Jr......................  59    Chairman of the Board and Chief Executive Officer
James C. Hunt.............................  41    Chief Financial Officer, Treasurer and Director
Ken R. Bramlett, Jr.......................  38    Senior Vice President, General Counsel, Secretary
                                                    and Director
Michael H. Barker.........................  43    President -- Commercial Staffing Division
Rosemary Payne-Harris.....................  46    Senior Vice President -- Atlantic Operations,
                                                    Commercial Staffing Division
Ann S. Fleming............................  55    Senior Vice President -- Central Operations,
                                                    Commercial Staffing Division
Craig E. Newbold..........................  49    Senior Vice President -- Western Operations,
                                                    Information Technology Division
Kevin P. Egan(1)..........................  55    Director
J. Roger King(1)..........................  58    Director
James V. Napier(1)(2).....................  61    Director
William J. Simione, Jr.(2)................  56    Director

---------------

(1) Member of the Compensation Committee of the Board of Directors.
(2) Member of the Audit Committee of the Board of Directors.

     Edward P. Drudge, Jr.: Mr. Drudge is the Chairman of the Board and Chief Executive Officer of the Company and has served as such since the formation of the Company in July 1995. Prior to that time, Mr. Drudge was President of the Personnel Group of America Division of Adia, S.A., a Swiss corporation ("Adia"), and Senior Vice President of Adia Services, Inc., a California corporation and wholly owned subsidiary of Adia, having joined Adia in April 1989. Prior to joining Adia, Mr. Drudge held senior management positions with Manpower Inc., a provider of personnel services, for 16 years, and prior to that, sales and marketing positions with Proctor & Gamble.

     James C. Hunt: Mr. Hunt joined the Company as a Senior Vice President on January 2, 1997, and has served as Chief Financial Officer and Treasurer and as a director of the Company since March 1, 1997. Prior to joining the Company, Mr. Hunt spent 18 years with Arthur Andersen LLP, a worldwide accounting and consulting firm, the last six years as a partner.

     Ken R. Bramlett, Jr.: Mr. Bramlett has served as Senior Vice President, General Counsel and Secretary of the Company since October 1996 and as a director of the Company since August 13, 1997. Prior to joining the Company, Mr. Bramlett spent 12 years with Robinson, Bradshaw & Hinson, P.A., a Charlotte, North Carolina law firm, the last six years as a partner. Mr. Bramlett serves on the board of directors of World Acceptance Corporation, a small loan consumer finance company headquartered in Greenville, South Carolina.

     Michael H. Barker: Mr. Barker has served as President of the Commercial Staffing Division since January 1998. Prior to joining the Company, Mr. Barker served as the Chief Operations Officer for the Computer Group Division of IKON Technology Services, a diversified technology company, for three years. Prior to that, Mr. Barker served as a regional vice president for Control Data, Inc., a systems integration company, for three years.

     Rosemary Payne-Harris: Ms. Payne-Harris has served as a Senior Vice President of the Company since the formation of the Company in July 1995 and as Senior Vice President of Atlantic Operations of the Commercial Staffing Division since October 1996. Prior to that time, Ms. Payne-Harris was Vice President of Field Operations for the Personnel Group of America Division of Adia Services, Inc., having joined Adia in July 1990. Prior to joining Adia, Ms. Payne-Harris was with Manpower, Inc. for a total of eight years.

     Ann S. Fleming: Ms. Fleming has served as Senior Vice President of Central Operations of the Commercial Staffing Division since October 1996 and as President of FirstWord Temporary Services since September 1991. Prior to joining the Company, Ms. Fleming spent nine years in the temporary help business with Manpower, Inc. and Volt Information Services.

     Craig E. Newbold: Mr. Newbold has served as Senior Vice President of Western Operations of the Information Technology Division since January 1, 1998. Mr. Newbold also has served as President of BEST Consulting for the past seven years. The Company acquired BEST Consulting in September 1996.

     Kevin P. Egan: Mr. Egan has served as a director of the Company since September 1995. Since October 1995, Mr. Egan has been the President of Tamarack Holdings, an investment company. From 1983 to September 1995, Mr. Egan served as President and Chief Operating Officer of PrimeNet DataSystems, St. Paul, Minnesota. PrimeNet provides database and integrated marketing services. Prior to forming PrimeNet in 1983, Mr. Egan was senior vice president of Manpower Temporary Services from 1975 to 1983. Mr. Egan also previously held marketing and management positions with the Graphic Services Division of 3M Company and Transamerica Computer Co., London, England.

     J. Roger King: Mr. King has served as a director of the Company since September 1995. Mr. King retired on February 1, 1998, after a 28-year career with PepsiCo, Inc. and its affiliates. Mr. King joined the Frito-Lay Division of PepsiCo in 1969 and served in various personnel and employee relations positions for PepsiCo, including Senior Vice President of Personnel of PepsiCo, from 1984 to 1995. Mr. King served as Senior Vice President of Human Resources of Frito-Lay from June 1995 until his retirement.

     James V. Napier: Mr. Napier has served as a director of the Company since September 1995. Since November 1992, Mr. Napier has been the Chairman of Scientific-Atlanta, Inc., a telecommunications company. Between 1988 and 1992, Mr. Napier served as Chairman and Chief Executive Officer of The Commercial Telephone Group, a telecommunications engineering and design company, and between 1985 and 1986, as Chief Executive Officer and President of HBO & Company, Inc., a health care information services company. In addition to serving on the Board of Directors of Scientific-Atlanta, Mr. Napier is a director of Engelhard Corporation, Vulcan Materials Company, HBO & Company, Inc., Intelligent Systems Corporation and Westinghouse Air Brake Company.

     William J. Simione, Jr.: Mr. Simione has served as a director of the Company since September 1995. Mr. Simione has served as Vice Chairman and Executive Vice President of Simione Central Holdings, Inc., which provides consulting services and information services to the home health care industry, since October 1996, and served with its predecessors prior to that time. He is a member of the Prospective Payment Task Force, a Regulatory Affairs Subcommittee for the National Association for Home Care, and is one of the Subcommittee's National Reimbursement Consultants. Mr. Simione is also a member of many state and federal committees involving home care issues.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company currently consists of 95,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

     Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

     Holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not anticipate paying cash dividends in the foreseeable future. In addition, the Company's Credit Facility currently prohibits the Company from paying cash dividends on the Common Stock. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.

     Holders of Common Stock have no preemptive, conversion or redemption rights and are not subject to further calls or assessments by the Company. All of the outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

     The Transfer Agent and Registrar for the Common Stock is First Union National Bank.

PREFERRED STOCK

     The Company's Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to that of the Common Stock. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching the Company's Board of Directors and making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. Although the Company has no present plans to issue any series of Preferred Stock, the Company's Board of Directors, in connection with the adoption of the stockholder rights agreement described below, has pre-approved the terms of a series of Preferred Stock which may be issued upon the occurrence of certain triggering events.

STOCK OPTION PLAN

     The Company's 1995 Equity Participation Plan currently has reserved for issuance at all times thereunder a number of shares equal to 15% of the Common Stock issued and outstanding from time to time.

EMPLOYEE STOCK PURCHASE PLAN

     The Company's 1997 Employee Stock Purchase Plan currently has reserved for issuance approximately 1,000,000 shares of Common Stock.

STOCKHOLDER RIGHTS AGREEMENT

     On February 6, 1996, the Company's Board of Directors declared a dividend, payable February 27, 1996, of one right (a "Right") for each outstanding share of the Company's Common Stock held of record at the close of business on February 27, 1996. The Rights were issued pursuant to a Rights Agreement, dated as of February 6, 1996, between the Company and First Union National Bank, as successor Rights Agent. Each

Right entitles the holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Junior Participating Preferred") for an exercise price of $95.00, subject to adjustment. Each one-hundredth of a share of Junior Participating Preferred, which will be created upon the occurrence of certain triggering events, is designed to have economic and voting terms similar to those of one share of Common Stock. The Rights will expire on the earliest to occur of (i) the declaration by the Board of Directors of an exchange of Rights for Common Stock, as described below, (ii) the close of business on February 6, 2006 or (iii) the date on which the Rights are redeemed or terminated, as described below.

     The Rights will be evidenced by the Company's Common Stock certificates, and no separate certificates representing the Rights will be distributed until such time as the Rights separate from the Common Stock. In general, the Rights will separate from the Common Stock and become exercisable upon the date (the "Distribution Date") that is the earlier of (i) the tenth day (the "Flip-in Date") following a public announcement that any person or group of affiliated or associated persons other than the Company and certain Company-related entities (an "Acquiring Person"), with certain exceptions, has acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to the Distribution Date that otherwise would have occurred) following the date on which an Acquiring Person commences a tender or exchange offer that, if consummated, would result in such Acquiring Person becoming the beneficial owner of 15% or more of the Company's outstanding Common Stock.

     After the Distribution Date, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which thereupon become void), will have the right to receive upon exercise of a Right, at the then current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In addition, the Board of Directors has certain rights to redeem, terminate or exchange the Rights for Common Stock. At any time prior to the close of business on a Flip-in Date, the Board of Directors may, at its option, redeem all of the then outstanding Rights at a price of $.01 per Right. The Board may generally amend the Rights in any respect prior to a Flip-in Date, and may thereafter amend Rights in any respect not materially adverse to the Rights holders generally. At any time after a Flip-in Date and prior to the time an Acquiring Person becomes the beneficial owner of more than 50% of the outstanding Common Stock, the Board may elect to exchange all Rights for Common Stock at the rate of one share of Common Stock (or one one-hundredth of a share of the Junior Participating Preferred, or shares of a class or series of the Company's Preferred Stock having equivalent rights, preferences and privileges) per Right.

     Until a Right is exercised, the holder of the Right, as such, will have no rights as a shareholder of the Company, including without limitation the right to vote or receive dividends. The issuance of the Rights could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority or substantial minority interest in the Common Stock of the Company.

CERTAIN PROVISIONS OF DELAWARE LAW AND CHARTER AND BYLAW PROVISIONS

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law (the "Delaware Law"). In general, Section 203 currently prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans), or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

     The Company's Certificate of Incorporation provides for a classified Board of Directors consisting of three classes as nearly equal in size as practicable. Each class will hold office until the third annual meeting for election of directors following the election of such class. A majority vote of the stockholders is required to alter, amend or repeal the foregoing provisions. The classification of the Board of Directors may discourage a third party from making a tender offer or otherwise attempting to gain control of the Company and may maintain the incumbency of the Board of Directors.

     The Company's Certificate of Incorporation also requires that any action required or permitted by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent. The Company's Bylaws set forth an advance notice procedure with regard to stockholder nominations and business to be brought before a meeting of stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION AGREEMENTS

     The Company's Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and
(iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Bylaws provide that the Company shall indemnify its directors and officers, and may indemnify employees and agents, against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

     The Company has entered into agreements (the "Indemnification Agreements") with certain of the directors and officers of the Company pursuant to which the Company has agreed to indemnify such director or officer for any damages, judgments, fines, expenses, costs, penalties or amounts paid in settlement in connection with any claim, action, suit or proceeding in which such director or officer is involved as a party or otherwise by reason of the fact that he is or was a director or officer of the Company or any other corporation or other entity of which he served as a director or officer at the request of the Company to the maximum extent permitted by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

     To the extent that the Board of Directors or the stockholders of the Company may in the future wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Company's Bylaws, such repeal or limitation may not be effective as to directors and officers who are parties to the Indemnification Agreements, because their rights to full protection would be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors and officers of the Company.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase from the Company, and the Company has agreed to sell to such Underwriter, the number of shares of Common Stock set forth below opposite the name of such Underwriter.

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Smith Barney Inc. ..........................................  1,984,500
NationsBanc Montgomery Securities LLC.......................  1,129,000
J.C. Bradford & Co. ........................................    992,250
The Robinson-Humphrey Company, LLC..........................    992,250
Cleary Gull Reiland & McDevitt Inc. ........................    572,000
BT Alex. Brown Incorporated.................................    120,000
Donaldson, Lufkin & Jenrette Securities Corporation.........    120,000
A. G. Edwards & Sons, Inc. .................................    120,000
Lehman Brothers Inc. .......................................    120,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........    120,000
PaineWebber Incorporated....................................    120,000
SBC Warburg Dillon Read Inc. ...............................    120,000
Robert W. Baird & Co. Incorporated..........................     70,000
George K. Baum & Company....................................     70,000
Dain Rauscher Wessels, A Division of Dain Rauscher
  Incorporated..............................................     70,000
Gerard Klauer Mattison & Co., Inc. .........................     70,000
Interstate/Johnson Lane Corporation.........................     70,000
Ladenburg, Thalmann & Co. Inc. .............................     70,000
Scott & Stringfellow, Inc. .................................     70,000
                                                              ---------
          Total.............................................  7,000,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc., NationsBanc Montgomery Securities LLC, J.C. Bradford & Co., The Robinson-Humphrey Company, LLC and Cleary Gull Reiland & McDevitt Inc. are acting as the Representatives, propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession not in excess of $0.51 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,050,000 additional shares of Common Stock at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering of the shares offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

     The Company and the Company's executive officers and directors have agreed that, subject to certain customary exceptions, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company.

     In connection with this Offering and in compliance with applicable law, the Underwriters may overallot (i.e., sell more Common Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the Offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby if the Representatives purchase Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

     The Representatives and certain of their affiliates have engaged and may in the future engage in investment banking and commercial banking transactions with the Company in the ordinary course of business. Each of Smith Barney Inc., NationsBanc Capital Markets, Inc. (an affiliate of NationsBanc Montgomery Securities LLC), J.C. Bradford & Co. and The Robinson-Humphrey Company, Inc. served as initial purchasers (the "Initial Purchasers") of, and received customary discounts and commissions in connection with, the Company's 5 3/4% Convertible Subordinated Notes issued in June and July 1997. In addition, Smith Barney Inc. acted as a manager of, and received customary discounts and commissions in connection with, the Company's IPO and the Company's 1996 equity offering. The Company agreed to indemnify each of the Initial Purchasers and Smith Barney Inc. and their controlling persons against certain liabilities, including liabilities under the Securities Act, in connection with such offerings, or to contribute to payments the Initial Purchasers or Smith Barney Inc. may be required to make in respect thereof.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company for the year ended December 28, 1997, included herein and in the Registration Statement of which this Prospectus is a part have been so included in reliance upon the report of Price Waterhouse LLP, independent accountants, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of the Company as of December 29, 1996 and for each of the two years in the period ended December 29, 1996, included herein and in the Registration Statement of which this Prospectus is a part have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 as well as at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Branch, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

     The Common Stock is listed on the New York Stock Exchange, and such reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement, and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-13956) are incorporated by reference in this Prospectus:

          (1) Annual Report on Form 10-K for the fiscal year ended December 28, 1997;

          (2) Quarterly Report on Form 10-Q for the quarter ended March 29,
     1998;

          (3) Current Report on Form 8-K filed on December 29, 1997, Amendment No. 1 to Current Report on Form 8-K/A filed on January 12, 1998, Current Report on Form 8-K filed on March 9, 1998, Current Report on Form 8-K filed on April 9, 1998, Current Report on Form 8-K filed on April 10, 1998 and Current Report on Form 8-K filed on May 8, 1998; and

          (4) The description of the Company's Common Stock contained in its Form 8-A filed with the Commission on September 19, 1995, including any amendment or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (not including exhibits to the documents incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates) are available without charge to each person to whom a Prospectus is delivered upon written or oral request. Requests should be directed to Personnel Group of America, Inc., 6302 Fairview Road, Suite 201, Charlotte, North Carolina 28210,
Attention: Corporate Secretary (telephone number (704) 442-5100).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Reports of Independent Accountants..........................  F-2

Consolidated Balance Sheets as of December 28, 1997 and
  December 29, 1996.........................................  F-4

Consolidated Statements of Income for the years ended
  December 28, 1997, December 29, 1996 and December 31,
  1995......................................................  F-5

Consolidated Statements of Shareholders' Equity for the
  years ended December 28, 1997, December 29, 1996 and
  December 31, 1995.........................................  F-6

Consolidated Statements of Cash Flows for the years ended
  December 28, 1997, December 29, 1996 and December 31,
  1995......................................................  F-7

Notes to Consolidated Financial Statements..................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Personnel Group of America, Inc.:

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Personnel Group of America, Inc. (the "Company") and its subsidiaries at December 28, 1997, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Company for the two years ended December 29, 1996 were audited by other independent accountants whose report dated February 7, 1997, except for Note 4, for which the date is December 26, 1997 and except for Note 10, for which the date is March 5, 1998, expressed an unqualified opinion on those statements.

/s/ PRICE WATERHOUSE LLP

Charlotte, North Carolina
February 3, 1998, except for Note 10,
for which the date is March 5, 1998.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Personnel Group of America, Inc.

     We have audited the consolidated balance sheet of Personnel Group of America, Inc. and subsidiaries (a Delaware corporation) as of December 29, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Personnel Group of America, Inc. and subsidiaries as of December 29, 1996, and the results of their operations and their cash flows for each of the two years in the period ended December 29, 1996, in conformity with generally accepted accounting principles.

                                        /s/ ARTHUR ANDERSEN LLP

Charlotte, North Carolina
     February 7, 1997 (except with
     respect to the matter discussed
     in Note 4, as to which the date
     is December 26, 1997, and
     except with respect to the
     matter discussed in Note 10, as
     to which the date is March 5,
     1998).

                          CONSOLIDATED BALANCE SHEETS
                    DECEMBER 28, 1997 AND DECEMBER 29, 1996

                                                                1997        1996
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $    642    $  5,111
  Accounts receivable, net of allowance for doubtful
     accounts of $1,063 and $519 in 1997 and 1996,
     respectively...........................................    77,869      46,219
  Prepaid expenses and other current assets.................     1,674       1,075
  Deferred income taxes.....................................     4,165       1,701
  Notes receivable from sale of discontinued operations.....    36,276          --
                                                              --------    --------
          Total current assets..............................   120,626      54,106
Property and equipment, net.................................     9,162       5,746
Intangible assets, net......................................   316,413     178,943
Other assets................................................     5,108       1,815
Net assets of discontinued operations.......................        --      52,965
                                                              --------    --------
          Total assets......................................  $451,309    $293,575
                                                              ========    ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $  7,490    $  6,670
  Accounts payable..........................................     2,200       2,596
  Accrued wages and benefits................................    19,544      11,514
  Other accrued liabilities.................................    12,777       5,990
  Income taxes payable......................................     9,525         778
                                                              --------    --------
          Total current liabilities.........................    51,536      27,548
Long-term debt..............................................   145,050      78,477
Other long-term liabilities.................................    49,647       4,293
                                                              --------    --------
          Total liabilities.................................   246,233     110,318
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value; shares authorized 5,000;
     no shares issued and outstanding.......................        --          --
  Common stock, $.01 par value; shares authorized 95,000;
     24,278 and 12,034 shares issued and outstanding in 1997
     and 1996, respectively.................................       242         120
  Additional paid-in capital................................   171,038     169,273
  Retained earnings.........................................    34,066      13,864
  Deferred compensation.....................................      (270)         --
                                                              --------    --------
          Total shareholders' equity........................   205,076     183,257
                                                              --------    --------
          Total liabilities and shareholders' equity........  $451,309    $293,575
                                                              ========    ========

      The accompanying notes are an integral part of these balance sheets.

                       CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996, AND DECEMBER 31, 1995

                                                                1997       1996       1995
                                                              --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER
                                                                       SHARE DATA)
REVENUES....................................................  $475,620   $243,608   $143,243
DIRECT COST OF SERVICES.....................................   349,616    186,338    109,755
                                                              --------   --------   --------
GROSS PROFIT................................................   126,004     57,270     33,488
SELLING, GENERAL AND ADMINISTRATIVE.........................    79,216     38,454     24,568
DEPRECIATION AND AMORTIZATION...............................     9,037      3,362      1,149
                                                              --------   --------   --------
OPERATING INCOME............................................    37,751     15,454      7,771
INTEREST EXPENSE............................................     6,951      1,155        159
                                                              --------   --------   --------
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES.......    30,800     14,299      7,612
PROVISION FOR INCOME TAXES..................................    13,010      5,995      3,282
                                                              --------   --------   --------
INCOME FROM CONTINUING OPERATIONS...........................    17,790      8,304      4,330
                                                              --------   --------   --------
DISCONTINUED OPERATIONS:
  Income from discontinued operations, net of taxes.........     2,323      3,213      2,779
  Gain on disposal of discontinued operations, net of
     taxes..................................................        89         --         --
                                                              --------   --------   --------
          Total discontinued operations.....................     2,412      3,213      2,779
                                                              --------   --------   --------
NET INCOME..................................................  $ 20,202   $ 11,517   $  7,109
                                                              ========   ========   ========
NET INCOME PER BASIC SHARE:
  Income from continuing operations.........................  $   0.74   $   0.41   $   0.27
                                                              --------   --------   --------
  Discontinued operations:
     Income from discontinued operations, net of taxes......      0.10       0.16       0.17
     Gain on disposal of discontinued operations, net of
       taxes................................................        --         --         --
                                                              --------   --------   --------
          Total discontinued operations.....................      0.10       0.16       0.17
                                                              --------   --------   --------
          NET INCOME PER BASIC SHARE........................  $   0.83   $   0.56   $   0.44
                                                              --------   --------   --------
NET INCOME PER DILUTED SHARE:
  Income from continuing operations.........................  $   0.71   $   0.41   $   0.27
                                                              --------   --------   --------
  Discontinued operations:
     Income from discontinued operations, net of taxes......      0.09       0.16       0.17
     Gain on disposal of discontinued operations, net of
       taxes................................................        --         --         --
                                                              --------   --------   --------
          Total discontinued operations.....................      0.09       0.16       0.17
                                                              --------   --------   --------
          NET INCOME PER DILUTED SHARE......................  $   0.80   $   0.56   $   0.44
                                                              ========   ========   ========
WEIGHTED AVERAGE BASIC SHARES OUTSTANDING...................    24,204     20,432     16,000
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING.................    28,078     20,432     16,000

        The accompanying notes are an integral part of these statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996, AND DECEMBER 31, 1995

                             COMMON STOCK     ADDITIONAL                                              TOTAL
                            ---------------    PAID-IN     RETAINED     DEFERRED                  SHAREHOLDERS'
                            SHARES   AMOUNT    CAPITAL     EARNINGS   COMPENSATION   NET ASSETS      EQUITY
                            ------   ------   ----------   --------   ------------   ----------   -------------
                                                              (IN THOUSANDS)
BALANCE, January 1,
  1995....................      --    $ --     $     --    $    --       $  --        $ 68,438      $ 68,438
                            ======    ====     ========    =======       =====        ========      ========
Cash distributions........      --      --           --         --          --          (7,351)       (7,351)
Contributions of assets...      --      --           --         --          --           7,790         7,790
Net income................      --      --           --      2,347          --           4,762         7,109
Reclassification of net
  assets as of September
  30, 1995................   8,000      80       73,559         --          --         (73,639)           --
                            ------    ----     --------    -------       -----        --------      --------
BALANCE, December 31,
  1995....................   8,000    $ 80     $ 73,559    $ 2,347       $  --        $     --      $ 75,986
                            ======    ====     ========    =======       =====        ========      ========
Issuance of common
  stock...................   4,025      40       95,589         --          --              --        95,629
Exercises of stock
  options.................       9      --          125         --          --              --           125
Net income................      --      --           --     11,517          --              --        11,517
                            ------    ----     --------    -------       -----        --------      --------
BALANCE, December 29,
  1996....................  12,034    $120     $169,273    $13,864       $  --        $     --      $183,257
                            ======    ====     ========    =======       =====        ========      ========
Exercises of stock
  options.................      95       1        1,570         --          --              --         1,571
Issuance of restricted
  stock...................      10      --          316         --        (316)             --            --
Amortization of deferred
  compensation............      --      --           --         --          46              --            46
Net income................      --      --           --     20,202          --              --        20,202
Two-for-one stock split...  12,139     121         (121)        --          --              --            --
                            ------    ----     --------    -------       -----        --------      --------
BALANCE, December 28,
  1997....................  24,278    $242     $171,038    $34,066       $(270)       $     --      $205,076
                            ======    ====     ========    =======       =====        ========      ========

        The accompanying notes are an integral part of these statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996, AND DECEMBER 31, 1995

                                                                1997        1996      1995
                                                              ---------   --------   -------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income from continuing operations.....................  $  17,790   $  8,304   $ 4,330
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................      9,037      3,362     1,149
     Deferred income taxes, net.............................      3,083       (286)       73
     Changes in assets and liabilities:
       Accounts receivable..................................    (14,684)    (8,890)   (3,201)
       Prepaid expenses and other current assets............       (490)     1,319      (395)
       Other assets.........................................         60     (1,402)     (136)
       Accounts payable and accrued liabilities.............      9,238      6,091      (467)
       Income taxes payable.................................       (597)    (1,026)    1,776
                                                              ---------   --------   -------
          Net cash provided by operating activities.........     23,437      7,472     3,129
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash used in acquisitions, net of cash acquired...........   (115,663)  (155,837)       --
  Net cash provided (used) by discontinued operations.......     29,812     (5,535)    7,956
  Purchase of property and equipment, net...................     (5,162)    (3,239)      (21)
                                                              ---------   --------   -------
          Net cash (used in) provided by investing
            activities......................................    (91,013)  (164,611)    7,935
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from convertible subordinated notes issuance,
     net....................................................    111,750         --        --
  Proceeds from issuance of common stock, net...............         --     95,629        --
  Repayments under Credit Facility..........................   (190,632)   (30,775)       --
  Borrowings under Credit Facility..........................    147,307     98,100        --
  Proceeds from exercise of stock options...................      1,617        125        --
  Repayments of seller notes and acquired indebtedness......     (6,935)    (5,524)       --
  Distributions to the Former Parent, net...................         --         --    (7,351)
                                                              ---------   --------   -------
          Net cash provided by (used in) financing
            activities......................................     63,107    157,555    (7,351)
                                                              ---------   --------   -------
Net (decrease) increase in cash and cash equivalents........     (4,469)       416     3,713
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............      5,111      4,695       982
                                                              ---------   --------   -------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $     642   $  5,111   $ 4,695
                                                              =========   ========   =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash payments during the period for:
     Income taxes...........................................  $  10,888   $  9,617   $ 3,737
     Interest...............................................  $   5,042   $  1,307   $    --

        The accompanying notes are an integral part of these statements.

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996, AND DECEMBER 31, 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1.  ORGANIZATION AND NATURE OF OPERATIONS

  Basis of Presentation

     Personnel Group of America, Inc. and its subsidiaries (collectively, the "Company") completed its initial public offering (the "IPO") in September 1995. Prior to the IPO, the Company was an indirect wholly owned subsidiary of an international staffing company (the "Former Parent"). The operations of the Company are presented on an historical cost basis, and all significant intercompany transactions have been eliminated.

     As a result of the IPO, in which the Former Parent sold its entire ownership interest in the Company, the Company became an independent public company. The Company did not receive any of the proceeds of the sale of its shares in the IPO.

  Nature of Operations

     The Company operates through a network of Company-operated offices. The Company is organized into two Divisions: Information Technology Services, which provides information technology staffing and consulting services in a range of computer-related disciplines; and Commercial Staffing, which provides temporary office, clerical and light industrial and light technical services. At December 28, 1997, the Information Technology Division was comprised of 11 companies and the Commercial Staffing Division was comprised of 20 companies.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Revenue Recognition

     The Company recognizes revenue at the time services are performed.

  Cash and Cash Equivalents

     Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

  Property and Equipment

     Property and equipment are carried at cost and depreciated on a straight-line basis over their estimated useful lives (generally three to seven years). Leasehold improvements are stated at cost and amortized over the shorter of the lease term or the useful life of the improvements.

  Intangible Assets

     The Company's businesses were acquired from unrelated third parties in exchange for cash and other consideration. The Company allocates the excess of cost over the fair value of net tangible assets first to identifiable intangible assets, if any, and then to goodwill. Although the Company believes that goodwill has an unlimited life, the Company amortizes such costs on a straight-line basis over 40 years. Gross amounts and accumulated amortization of excess of cost over fair value of net assets acquired amounted to $323,952 and $10,295 at December 28, 1997, respectively, and $181,179 and $4,508 at December 29, 1996, respectively.

     Other intangible assets consist primarily of covenants not to compete and other, and are amortized over three to five years. Gross amounts and accumulated amortization of such other intangible assets amounted to $3,807 and $1,051 at December 28, 1997, respectively, and $2,718 and $446 at December 29, 1996, respectively.

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES

     The Company evaluates the recoverability of its investment in excess of cost over fair value of net assets acquired and other intangibles in relation to anticipated future cash flows on an undiscounted basis. Based on this assessment, the Company expects its investment in excess of cost over fair value of net assets acquired and other intangibles to be fully recovered.

  Income Taxes

     Deferred tax assets and liabilities are recorded for the expected tax consequences of temporary differences arising between the tax bases of assets and liabilities and their reported amounts in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes."

     The Company's operating results through September 29, 1995, were included in the Former Parent's consolidated federal income tax return and combined state tax returns filed in various states. The Company has filed its own consolidated federal income tax return and various state returns for the periods ending after September 29, 1995.

  Net Income Per Share

     The computation of net income per basic share was based on the weighted average number of shares of common stock outstanding. The computation of net income per diluted share was based on the weighted average number of common stock and common stock equivalents outstanding and also assumed the conversion of the Company's Convertible Notes in 1997. In 1996 and 1995, the computation of both basic and diluted net income per share have been retroactively restated in accordance with FAS 128.

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. These affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

3.  ACQUISITIONS

     During 1997, the Company acquired the following businesses in seven separate transactions:

NAME OF BUSINESS                   TYPE OF BUSINESS              DATE ACQUIRED
----------------                   ----------------              -------------
Word Processing
  Professionals              Commercial Staffing          January 1997
Energetix                    Information Technology       February 1997
Lipson Conroy Services       Information Technology       April 1997
Lloyd-Ritter Consulting      Information Technology       April 1997
Vital Computer Services      Information Technology       June 1997
DRACS Consulting Group       Information Technology       September 1997
Jeffrey Staffing Group*      Commercial Staffing          September 1997
BAL Associates               Information Technology       December 1997

---------------

* Includes Franklin-Pierce Companies, Scott-Wayne Companies and Integrity Technical Services

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES

     During 1996, the Company acquired the following businesses in eight separate transactions:

NAME OF BUSINESS                   TYPE OF BUSINESS              DATE ACQUIRED
----------------                   ----------------              -------------
Profile Temporary Services   Commercial Staffing          March 1996
Allegheny Personnel Services Commercial Staffing          March 1996
Judith Fox Staffing
  Companies                  Commercial Staffing          May 1996
Computer Resources Group     Information Technology       June 1996
Broughton Systems            Information Technology       July 1996
Denver Temporary Services    Commercial Staffing          July 1996
Command Technologies         Information Technology       July 1996
BEST Consulting              Information Technology       September 1996
Software Service Corporation Information Technology       September 1996

     The acquisitions are collectively referred to hereinafter as the "Transactions," and the acquired businesses are collectively referred to hereinafter as the "Acquired Companies." The companies acquired in 1997 had pro forma 1997 revenues of approximately $151,000.

     In 1997 and 1996, the Company paid approximately $112,500 and $176,900, respectively, in cash and notes to consummate the Transactions (which included direct acquisition costs but excluded contingent earnout payments associated with certain of the Transactions). Certain of the acquisitions provide for additional purchase price consideration upon attainment of certain earnings targets for various periods during the next three years. The Company paid $3,421 in contingent consideration in 1997. The Company has recorded $34,079 and $2,375 of contingent consideration to be paid in 1998 and 1999, respectively, relating to 1997 earnings. In addition, the Company has recorded $4,630 of post-closing payments due to former owners of acquired businesses. Contingent earnout payments based on 1998 earnings and beyond are contingent on the future performance of such acquired businesses, and thus the actual amount cannot be determined until such date. Any additional consideration will be recorded as additional purchase price when earned and will increase the amount of excess of cost over fair value of net assets acquired. All of the Transactions have been accounted for using the purchase method of accounting. Accordingly, the assets and liabilities of the entities acquired, based on preliminary allocations, were recorded at their estimated fair values at the dates of the acquisitions, and the results of operations of the Acquired Companies have been included in the Company's consolidated results of operations from the dates of the respective acquisitions. Final allocation of the purchase price may result in adjustments to the amounts previously recorded as excess of cost over fair market value of net assets acquired.

     Since December 28, 1997, the Company has completed the acquisitions of Ann Wells Personnel ("Ann Wells") in Silicon Valley, California; Creative Temporaries ("Creative") in Charlotte, North Carolina; and Corporate Staffing Consultants ("Corporate") in Charlotte, North Carolina. Ann Wells, acquired in January 1998, provides word processing and desktop publishing services to professional services firms and financial institutions in the Silicon Valley. Creative and Corporate, acquired in January 1998, provide commercial staffing services in the Charlotte area. These companies had combined revenues in excess of $40,000 in 1997. The Company funded the acquisitions of Ann Wells, Creative and Corporate primarily through borrowings under the Credit Facility (see Note
11).

     The following table presents the Company's unaudited pro forma consolidated results of operations for 1997 and 1996 as if the Transactions and the acquisitions subsequent to year-end 1997 discussed above had occurred on January 1, 1996:

                                                                1997       1996
                                                              --------   --------
Revenues....................................................  $585,906   $482,834
Income from continuing operations...........................    21,007     11,416
Income from continuing operations per diluted share.........  $   0.81   $   0.54
Weighted average diluted shares outstanding.................    28,678     21,032

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES

4.  DISCONTINUED OPERATIONS

     On December 26, 1997, the Company completed the sale of its healthcare division for $65,250. Of such amount, $34,600 was paid by delivery of a promissory note from the purchaser. The assets, liabilities, results of operations and cash flows of the healthcare division have been segregated and reported as discontinued operations for all periods presented, and previously reported results have been restated. The sale of the healthcare division resulted in a gain of $89.

     In January 1998, the $34,600 note was collected in full. The total proceeds received in connection with the sale were used to repay outstanding borrowings under the Credit Facility (see Note 11).

     During 1997 and 1996, the Company allocated interest expense to the discontinued operations based on the ratio of net assets of the discontinued operations to the total net assets of the consolidated Company. Interest expense allocated in 1997 and 1996 was $2,217 and $445, respectively. No other corporate overhead expenses have been allocated to the discontinued operations.

     Summary operating results of the discontinued operations were as follows:

                                                           1997       1996       1995
                                                         --------   --------   --------
Revenues...............................................  $133,442   $122,937   $107,812
Total expenses.........................................   129,438    117,387    103,010
                                                         --------   --------   --------
Income before income taxes.............................     4,004      5,550      4,802
Provision for income taxes.............................     1,681      2,337      2,023
                                                         --------   --------   --------
Net income.............................................  $  2,323   $  3,213   $  2,779
                                                         ========   ========   ========

5.  ACCOUNTS RECEIVABLE

     Accounts receivable consisted of the following at December 28, 1997, and December 29, 1996:

                                                               1997      1996
                                                              -------   -------
Trade accounts receivable...................................  $78,932   $46,738
Less -- Allowance for doubtful accounts.....................   (1,063)     (519)
                                                              -------   -------
                                                              $77,869   $46,219
                                                              =======   =======

     The following table sets forth further information on the Company's allowance for doubtful accounts:

                                                 BALANCE AT   CHARGED TO                 BALANCE
                                                 BEGINNING    COSTS AND                  AT END
YEAR ENDED                                       OF PERIOD     EXPENSES    DEDUCTIONS   OF PERIOD
----------                                       ----------   ----------   ----------   ---------
December 28, 1997..............................     $519        $1,138       $(594)      $1,063
December 29, 1996..............................      332           899        (712)         519
December 31, 1995..............................      295           243        (206)         332

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES

6.  PROPERTY AND EQUIPMENT, NET

     Property and equipment, net, consisted of the following at December 28, 1997, and December 29, 1996:

                                                               1997      1996
                                                              -------   -------
Computer equipment and software.............................  $ 9,504   $ 6,669
Furniture and other equipment...............................    3,145     3,663
Leasehold improvements......................................      589       590
                                                              -------   -------
                                                               13,238    10,922
Less -- Accumulated depreciation............................   (4,076)   (5,176)
                                                              -------   -------
                                                              $ 9,162   $ 5,746
                                                              =======   =======

7.  OTHER ACCRUED LIABILITIES

     Accrued liabilities consisted of the following at December 28, 1997, and December 29, 1996:

                                                               1997      1996
                                                              -------   ------
Accrued interest............................................  $ 4,073   $   --
Workers' compensation reserves..............................    1,616    1,605
Other.......................................................    7,089    4,385
                                                              -------   ------
                                                              $12,777   $5,990
                                                              =======   ======

8.  OTHER LONG-TERM LIABILITIES

     Other long-term liabilities consisted of the following at December 28, 1997, and December 29, 1996:

                                                               1997      1996
                                                              -------   ------
Amounts due sellers of acquired businesses..................  $41,084   $2,792
Deferred tax liabilities....................................    4,428       --
Workers' compensation reserves and other....................    4,135    1,501
                                                              -------   ------
                                                              $49,647   $4,293
                                                              =======   ======

     The amounts due sellers of acquired business are for additional purchase price consideration and for post-closing payments based upon the operating results of 1997. Of the amounts due at December 28, 1997, $37,659 is due in 1998 and will be paid with borrowings under the Company's Credit Facility (see Note
11).

9.  EMPLOYEE BENEFIT PLANS

     The Company has 401(k) profit sharing and nonqualified profit sharing plans, which cover substantially all of its employees. Company contributions or allocations are made on a discretionary basis for these plans (except for matching contributions made to certain 401(k) profit sharing plans as required by the terms of such plans). Contributions charged to operating expenses were $523, $492 and $383 for the years ended December 28, 1997, December 29, 1996, and December 31, 1995, respectively.

     The Company does not provide postretirement healthcare and life insurance benefits to retired employees or postemployment benefits to terminated employees.

10.  CAPITAL STOCK AND STOCK OPTIONS (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
DATA):

     On March 5, 1998, the Board of Directors authorized a two-for-one split of common stock to be effected in the form of a 100% stock dividend payable to shareholders of record on March 16, 1998. The par value

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES remained at $0.01 per share. Shareholders' equity has been restated by reclassifying from additional paid-in capital to common stock the par value of the additional shares arising from the split. All references in the accompanying consolidated financial statements to the number of common shares, except shares authorized, and to per share amounts have been restated to reflect the stock split.

     In June 1996, the Company issued 8,050,000 shares of its common stock in an underwritten public offering (the "1996 Equity Offering"), which raised $95,629 for the Company, net of offering expenses. The proceeds from the 1996 Equity Offering were used to repay outstanding borrowings under the Company's Credit Facility and fund several acquisitions.

     The Company's Board of Directors adopted its 1995 Equity Participation Plan (the "Incentive Plan") to attract and retain officers, key employees, consultants and directors. The Incentive Plan has reserved for issuance 15% of the Company's issued and outstanding common stock from time to time. The Incentive Plan allows for the issuance of options, stock appreciation rights, and other awards, or restricted or other deferred stock awards. Incentive stock options may be granted only to employees and, when granted, have an exercise price equal to at least 100% of the fair market value of the common stock on the grant date and a term not longer than 10 years.

     In addition, nonemployee directors (including the directors who administer the plan) are eligible to receive nondiscretionary grants of nonqualified stock options ("NQSOs") under the Incentive Plan pursuant to a formula. The NQSOs granted to nonemployee directors are fully vested and exercisable upon grant and the term of each such option is 10 years. NQSOs may also be granted to an employee or consultant for any term specified by the compensation committee of the Board and will provide for the right to purchase common stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation, may be less than fair market value on the date of grant (but not less than par value), and may become exercisable (at the discretion of the compensation committee) in one or more installments after the grant date.

     In 1997, the Company issued each outside member of the Board of Directors a restricted share grant of 5,000 shares, for a total of 20,000 shares. These shares will vest ratably over a three-year period. The non-vested portion of the restricted share grant is included as deferred compensation on the Company's Statement of Shareholders' Equity.

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES

     A summary of stock option activity follows:

                                                                          WEIGHTED
                                                               SHARES      AVERAGE
                                                                UNDER     PRICE PER
                                                               OPTION       SHARE
                                                              ---------   ---------
Outstanding, January 1, 1995................................         --    $   --
  Granted in 1995...........................................    865,410      6.93
Outstanding, December 31, 1995..............................    865,410      6.93
  Granted in 1996...........................................    841,296     12.66
     Exercised..............................................     18,620      6.69
     Canceled...............................................     48,180      7.31
                                                              ---------    ------
Outstanding, December 29, 1996..............................  1,639,906    $10.15
                                                              =========    ======
  Granted in 1997...........................................    867,792     15.50
     Exercised..............................................    190,196      8.26
     Canceled...............................................    121,950     10.32
                                                              =========    ======
Outstanding, December 28, 1997..............................  2,195,552    $12.20
                                                              =========    ======
  Exercisable, December 31, 1995............................    223,082    $ 6.93
                                                              =========    ======
  Exercisable, December 29, 1996............................    527,112    $ 8.93
                                                              =========    ======
  Exercisable, December 28, 1997............................    870,982    $ 9.98
                                                              =========    ======

     Pursuant to the requirements of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the following disclosures are presented to reflect the Company's pro forma net income for the three years ended December 28, 1997, December 29, 1996, and December 31, 1995, as if the fair value method of accounting prescribed by SFAS 123 had been used. In preparing these disclosures, the Company has determined the value of all options granted using the minimum value method, as discussed in SFAS 123, and based on the following weighted average assumptions used for grants:

                                                               1997      1996      1995
                                                              -------   -------   -------
Risk-free interest rate.....................................     6.1%      6.9%      6.7%
Expected dividend yield.....................................     0.0%      0.0%      0.0%
Expected life...............................................  5 years   5 years   5 years

     Using these assumptions, the fair value of the stock options granted in 1997, 1996 and 1995 was approximately $5,976, $4,920 and $2,744, respectively. Had compensation expense been determined consistent with SFAS 123, utilizing the assumptions above and the straight-line amortization method over the vesting period, the Company's net income would have been reduced to the following pro forma amounts:

                                                             1997      1996      1995
                                                            -------   -------   -------
Net income, as reported...................................  $20,202   $11,517   $ 7,109
Net income per diluted share, as reported.................     0.80      0.56      0.44
Pro forma net income......................................   18,720     9,922     6,400
Pro forma net income per diluted share....................     0.75      0.49      0.40

     On February 6, 1996, the Board of Directors of the Company declared a dividend of one nonvoting preferred share purchase right (a "Right") for each outstanding share of common stock. The dividend was paid on February 27, 1996, to the shareholders of record on that date. In the event of an acquisition, or the announcement of an acquisition, by a party of a beneficial interest of at least 15% of the Company's common stock, each right would become exercisable (the "Distribution Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES

Stock, par value $0.01 per share, of the Company at a price of $95.00 per one one-hundredth of a share of Preferred Stock, subject to adjustment. In addition, each Right entitles the right holder to certain other rights as specified in the Company's rights agreement. The Rights are not exercisable until Distribution Date. The Rights will expire on February 6, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company.

11.  LONG-TERM DEBT

     Long-term debt consisted of the following at December 28, 1997, and December 29, 1996:

                                                                1997      1996
                                                              --------   -------
5 3/4% Convertible Subordinated Notes due July 2004.........  $115,000   $    --
$125,000 revolving Credit Facility due June 2002............    24,000    67,325
Notes payable to sellers of acquired companies and other....    13,540    17,822
                                                              --------   -------
                                                               152,540    85,147
Less current portion........................................    (7,490)   (6,670)
                                                              --------   -------
                                                              $145,050   $78,477
                                                              ========   =======

     In June and July 1997, the Company completed a private placement of $115,000 of 5 3/4% Convertible Subordinated Notes due July 2004 (the "Notes"). The net proceeds of approximately $111,750 were used to repay a substantial portion of outstanding indebtedness under the Company's $125,000 Revolving Credit Facility (the "Credit Facility") and permanently repay outstanding indebtedness under a separate $10,000 line of credit. Interest on the Notes is payable semi-annually, commencing January 1998. The Notes are convertible into Common Stock of the Company at any time before maturity at an initial conversion price of $17.81 per share. The Notes are not redeemable prior to July 2000. Thereafter, the Company may redeem the Notes initially at 103.29% and at decreasing prices thereafter to 100% at maturity, in each case together with accrued interest. The Notes are subordinated to all present and future senior indebtedness of the Company (as defined), including indebtedness under the Credit Facility.

     Concurrent with the issuance of the Notes, the Credit Facility was amended and restated. The term of the Credit Facility was extended to June 2002. Borrowings under the Credit Facility bear interest, at a rate equal to LIBOR plus a percentage corresponding to the Company's consolidated leverage ratio, as defined, or the agent's base rate, as defined, at the Company's option. The Credit Facility is secured by pledges of stock of the Company's subsidiaries and contains customary covenants such as the maintenance of certain financial ratios, minimum net worth and working capital requirements and a restriction on the payment of cash dividends on common stock. The Credit Facility also limits borrowing availability for acquisition-related purposes. At December 28, 1997, the Company was in compliance with the covenants contained in the Credit Facility.

     During 1997, the maximum aggregate outstanding borrowing under the Credit Facility was $125,000 and the average outstanding balance during the year was $55,900. In addition, approximately $4,000 of the Credit Facility has been used for the issuance of undrawn letters of credit to secure the Company's workers' compensation program. The daily weighted average interest rate under the Credit Facility was 7.2% during 1997. The Company's borrowings under the Credit Facility bore interest at the agent's base rate of 8.5% at December 28, 1997. At February 3, 1998, the amount available for borrowing under the Credit Facility was approximately $118,500.

     The Company has also issued notes payable in connection with certain acquisitions. These notes are due in varying installments and carry variable interest rates ranging from 6.8% to 7.0% at December 28, 1997.

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES

     Scheduled maturities of long-term debt at December 28, 1997, are as follows:

1998........................................................  $  7,490
1999........................................................     6,050
2000........................................................        --
2001........................................................        --
2002 and thereafter.........................................   139,000
                                                              --------
                                                              $152,540
                                                              ========

12.  INCOME TAXES

     The provision for income taxes for the years ended December 28, 1997, December 29, 1996, and December 31, 1995, consisted of the following:

                                                               1997      1996     1995
                                                              -------   ------   ------
Current provision
  Federal...................................................  $ 8,863   $5,119   $2,666
  State.....................................................    2,183    1,162      543
                                                              -------   ------   ------
          Total current provision...........................   11,046    6,281    3,209
Deferred provision (benefit)
  Federal...................................................    1,576     (233)      61
  State.....................................................      388      (53)      12
                                                              -------   ------   ------
          Total deferred provision (benefit)................    1,964     (286)      73
                                                              -------   ------   ------
          Total.............................................  $13,010   $5,995   $3,282
                                                              =======   ======   ======

     The reconciliation of the effective tax rate is as follows:

                                                              1997    1996    1995
                                                              ----    ----    ----
Federal statutory rate......................................  35.0%   35.0%   35.0%
State taxes, net of federal benefit.........................   5.4     5.0     4.7
Effect of nondeductible amortization and other..............   1.8     1.9     3.4
                                                              ----    ----    ----
          Total.............................................  42.2%   41.9%   43.1%
                                                              ====    ====    ====

     The components of the Company's net deferred tax assets and liabilities were as follows at December 28, 1997, and December 29, 1996:

                                                               1997     1996
                                                              ------   -------
Deferred tax liability -- Excess of cost over fair value of
  net assets acquired.......................................  $3,883   $    --
Other deferred tax liabilities..............................     545        --
                                                              ------   -------
                                                               4,428        --
Deferred tax assets:
  Accrued workers' compensation and other...................   2,698       961
  Allowance for doubtful accounts...........................     425       208
  Other.....................................................   1,042       532
                                                              ------   -------
                                                               4,165     1,701
                                                              ------   -------
          Net deferred tax liability (asset)................  $  263   $(1,701)
                                                              ======   =======

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES

  Tax-Sharing Agreement

     Generally, the Former Parent is liable for income taxes of the Company for any taxable period that ends on or before September 29, 1995, and the Company is liable for income taxes for any period beginning after September 29, 1995.

13.  NET INCOME PER SHARE

     In the fourth quarter of 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). FAS 128 simplifies the calculation of earnings per share ("EPS") primarily by removing common stock equivalents from consideration in calculating basic EPS.

     In accordance with FAS 128, the following tables reconcile net income and weighted average shares outstanding to the amounts used to calculate basic and diluted earnings per share for each of the three years ended December 28, 1997, December 29, 1996, and December 31, 1995:

                                                              1997       1996       1995
                                                            --------   --------   --------
                                                             (SHARE AMOUNTS IN THOUSANDS)
EARNINGS PER BASIC SHARE:
  Net income..............................................  $20,202    $11,517    $ 7,109
                                                            =======    =======    =======
Weighted average shares outstanding.......................   24,204     20,432     16,000(1)
Earnings per basic share..................................  $  0.83    $  0.56    $  0.44
                                                            =======    =======    =======
EARNINGS PER DILUTED SHARE:
  Net income..............................................  $20,202    $11,517    $ 7,109
     Add: Interest expense on Convertible Notes, net of
       tax................................................    2,217         --         --
                                                            -------    -------    -------
  Diluted net income......................................   22,419     11,517      7,109
  Weighted average shares outstanding.....................   24,204     20,432     16,000(1)
  Add: Dilutive employee stock options....................      502         --         --
  Add: Assumed conversion of Convertible Notes............    3,372         --         --
                                                            -------    -------    -------
  Weighted average diluted shares outstanding.............   28,078     20,432     16,000
Earnings per diluted share................................  $  0.80    $  0.56    $  0.44
                                                            =======    =======    =======

---------------

(1) Assumes that the weighted average common shares outstanding equals the 16,000 shares sold by the Former Parent in the IPO.

14.  FINANCIAL INSTRUMENTS

  Fair Value of Financial Instruments

     The fair value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates the book value at December 28, 1997, due to the short-term nature of these instruments. The fair value of the Company's borrowings under the Credit Facility and the notes payable to sellers of acquired businesses approximate the book value at December 28, 1997, because of the variable rate associated with these borrowings. The Convertible Notes had a fair value of $129,231 at December 28, 1997, as compared to the carrying value of $115,000.

  Concentration of Credit Risk

     The Company maintains cash and cash equivalents with various financial institutions.

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES

     Credit risk with respect to accounts receivable is dispersed due to the nature of the business, the large number of customers and the diversity of industries serviced. The Company performs credit evaluations of its customers.

15.  COMMITMENTS AND CONTINGENCIES

  Operating Leases

     The Company leases facilities under operating leases, certain of which require it to pay property taxes, insurance and maintenance costs. Operating leases for facilities are usually renewable at the Company's option and include escalation clauses linked to inflation.

     Future minimum annual rentals for the next five years are as follows:

1998........................................................  $ 4,682
1999........................................................    4,021
2000........................................................    3,201
2001........................................................    2,522
2002 and thereafter.........................................    2,594
                                                              -------
                                                              $17,020
                                                              =======

     Total rent expense under operating leases amounted to $4,078, $2,461 and $1,652 for the years ended December 28, 1997, December 29, 1996, and December 31, 1995, respectively.

  Insurance

     The Company maintains a self-insurance program for workers' compensation and medical and dental claims. The Company accrues liabilities under the workers' compensation program based on the loss and loss adjustment expenses as estimated by an outside administrator. At December 28, 1997, the Company had standby letters of credit with a bank in connection with a portion of its workers' compensation program.

     The Company is subject to claims and legal actions by customers in the ordinary course of business. The Company maintains professional liability insurance for losses.

  Employment Agreements

     The Company has agreements with several executive officers providing for cash compensation and other benefits in the event that a change in control of the Company occurs.

  Legal Proceedings

     The Company is involved in various legal actions and claims. In the opinion of management, after considering appropriate legal advice, the future resolutions of all actions and claims will not have a material adverse effect on the Company's consolidated financial position or results of operations.

  Indemnification Obligation

     Pursuant to the agreement to sell the healthcare division, the Company agreed to indemnify the purchaser against certain specified expenses or losses incurred by the purchaser. Management believes that future indemnification claims, if any, made by the purchaser should not have a material impact on the Company's financial position or results of operations.

               PERSONNEL GROUP OF AMERICA, INC. AND SUBSIDIARIES

16.  SUMMARY OF QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following table sets forth quarterly financial information for each quarter in the years ended December 28, 1997, and December 29, 1996:

                                                                   1997
                                                 ----------------------------------------
                                                  FIRST     SECOND     THIRD      FOURTH
                                                 -------   --------   --------   --------
Revenues.......................................  $94,161   $113,205   $128,994   $139,261
Operating income...............................    6,081      8,410     10,698     12,562
Net income from continuing operations..........    2,769      3,854      5,130      6,037
Net income.....................................    3,461      4,449      5,764      6,528
Net income per diluted share
  Income from continuing operations............  $  0.11   $   0.15   $   0.20   $   0.23
  Total discontinued operations................     0.03       0.02       0.02       0.01
                                                 -------   --------   --------   --------
  Net income...................................  $  0.14   $   0.18   $   0.22   $   0.24
                                                 =======   ========   ========   ========

                                                                    1996
                                                    -------------------------------------
                                                     FIRST    SECOND     THIRD    FOURTH
                                                    -------   -------   -------   -------
Revenues..........................................  $38,251   $47,572   $67,327   $90,458
Operating income..................................      859     2,865     4,916     6,814
Net income from continuing operations.............      476     1,495     2,952     3,381
Net income........................................    1,490     2,250     3,575     4,202
Net income per diluted share
  Income from continuing operations...............  $  0.03   $  0.08   $  0.12   $  0.14
  Total discontinued operations...................     0.06      0.04      0.03      0.03
                                                    -------   -------   -------   -------
  Net income......................................  $  0.09   $  0.13   $  0.15   $  0.17
                                                    =======   =======   =======   =======

                                   PROSPECTUS

                             -- INSIDE BACK COVER--



              [The Company's operating company logos appear here.]

             ======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     7
Recent Developments...................    12
Use of Proceeds.......................    12
Capitalization........................    13
Dividend Policy.......................    14
Price Range of Common Stock...........    14
Selected Financial Data...............    15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    16
Business..............................    22
Management............................    32
Description of Capital Stock..........    34
Underwriting..........................    37
Legal Matters.........................    38
Experts...............................    39
Additional Information................    39
Incorporation of Certain Documents by
  Reference...........................    40
Index to Consolidated Financial
  Statements..........................   F-1

             ======================================================
             ======================================================

                                7,000,000 SHARES

                                   (PGA LOGO)

                               PERSONNEL GROUP OF
                                 AMERICA, INC.

                                  COMMON STOCK
                                  ------------

                                   PROSPECTUS

                                  MAY 13, 1998

                                  ------------

                              SALOMON SMITH BARNEY

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                              J.C. BRADFORD & CO.

                             THE ROBINSON-HUMPHREY
                                    COMPANY

                              CLEARY GULL REILAND
                                & MCDEVITT INC.

             ======================================================